Filed by HEC Holdings, Inc.
Subject Company — General Motors Corporation
and Hughes Electronics Corporation
and EchoStar Communications Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Commission file No.: 333-84472

On July 19, 2002, Hughes launched its merger support website. The documents set forth below are currently available at Hughes’ merger support website.

To access our website’s “The EchoStar-HUGHES Merger Benefits” section, you must read the following cautionary statement and click on “Yes” at the bottom of the page.

     We at HUGHES maintain this website to tell you about the merger.

     In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

     GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

     This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

     Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

     The information that may be reached by clicking the ‘YES’ button below is directed only at persons who are outside the United Kingdom. If you are in the United Kingdom you MUST NOT press the ‘YES’ button below but should instead press the ‘NO’ button below or the ‘back button’ on your browser. By pressing the ‘YES’ button below you will thereby represent and warrant to us that you are outside the United Kingdom.

     I have read and understand the above statement and the risk factors.

Yes    No

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

Consumers will reap tremendous benefits from the merger of EchoStar and HUGHES.

As a direct result of the combination of the companies’ two satellite services DISH Network and DIRECTV, consumers across the United States will have access to local broadcast channels via satellite with digital-quality television picture and near CD-quality sound in every one of the 210 television markets covering the county. In addition, the merged company will offer a satellite broadband service to consumers everywhere in the United States. To see what the merger means for you, click on your state on the map above.

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Bridging the Digital Divide

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

TV Households as of January 2001, from Nielson Media Research as published in U.S. Television Household Estimates: September 2000.

Basic Cable Subscribers as of September 2000 from Nielsen Media Research as published in U.S. Television Household Estimates: September 2000. Note: Cable information from system operators and ancillary sources, including Television Factbook, FCC and Television Digest Weekly.

Satellite subscribers — DTH subscription counts are an aggregate total of DIRECTV, ECHOSTAR, and C-Band subscriptions. DTH subscription counts are current to October 1, 2001.

Cable and DSL Broadband Access — Data from the FCC’s Third Report on the Deployment of Advanced Telecommunications Capability to All Americans released February 6, 2002, CC Docket 98-146. FCC DATA IS BASED ON ZIP CODES WHERE CABLE AND/OR DSL BROADBAND SERVICE IS AVAILABLE. NOT ALL HOMES WITHIN THOSE ZIP CODES WILL HAVE CABLE AND/OR DSL AVAILABLE.

ALABAMA

Total TV Households: 1,678,690
Cable Subscribers: 1, 153,050 (68.69%)
Satellite Subscribers: 413,379 (24.63%)

Current local broadcast markets served:
•	Atlanta, GA
•	Birmingham
- (Anniston and Tuscaloosa, AL)

Markets that consumers will see added if the merger is approved:
•	Huntsville-Decatur (Florence), AL
•	Chattanooga, TN
•	Montgomery (Selma), AL
•	Columbus et al, MS
•	Meridian, MS
•	Mobile — Pensacola, Al -FL
•	Dothan, AL
•	Columbus, GA

State Access to Broadband Internet
Pre-Merger: 80%
Post-Merger: 100%

ALASKA

Total TV Households: 184,870
Cable Subscribers: 111,010 (60.50%)
Satellite Subscribers: 28,014 (15.15%)

Current local broadcast markets served:
•	None

Markets that consumers will see added if the merger is approved:
•	Anchorage, AK
•	Fairbanks, AK
•	Juneau, AK

State Access to Broadband Internet
Pre-Merger: 21%
Post-Merger: 100%

ARIZONA

Total TV Households: 1,892,010
Cable Subscribers: 1,129,900 (59.72%)
Satellite Subscribers: 454,191 (24.01%)

Current local broadcast markets served:
•	Phoenix, AZ

Markets that consumers will see added if the merger is approved:
•	Tucson (Sierra Vista), AZ
•	Yuma — El Centro, AZ, CA
•	Albuquerque — Santa Fe, NM

State Access to Broadband Internet
Pre-Merger: 92%
Post-Merger: 100%

ARKANSAS

Total TV Households: 976,010
Cable Subscribers: 618,030 (63.32%)
Satellite Subscribers: 307,922 (31.55%)

Current local broadcast markets served:
•	Memphis, TN

Markets that consumers will see added if the merger is approved:
•	Little Rock-Pine Bluff, AR
•	Springfield, MO
•	Shreveport, LA
•	Ft. Smith- Fayetteville- Springdale- Rogers, AR
•	Monroe
- El Dorado, LA-AR
•	Jonesboro, AR
•	Greenwood- Greenville, MS

State Access to Broadband Internet
Pre-Merger: 61%
Post-Merger: 100%

CALIFORNIA

Total TV Households: 11,561,050
Cable Subscribers: 7,884,780 (68.20%)
Satellite Subscribers: 2,091,150 (18.09%)

Current local broadcast markets served:
•	Los Angeles, CA
•	San Francisco-Oakland-San Jose, CA
•	Phoenix, AZ
•	Sacramento-Stockton-Modesto, CA
•	San Diego, CA

Markets that consumers will see added if the merger is approved:
•	Fresno — Visalia, CA
•	Reno, NV
•	Monterery-Salinas, CA
•	Santa Barbara-Santa Maria, San Luis Obispo, CA
•	Eureka, CA
•	Medford et.al., OR
•	Chico-Redding, CA
•	Bakersfield, CA
•	Palm Springs, CA
•	Yuma-El Centro, AZ-CA

State Access to Broadband Internet
Pre-Merger: 93%
Post-Merger: 100%

COLORADO

Total TV Households: 1,645,010
Cable Subscribers: 1,027,300 (62.45%)
Satellite Subscribers: 400,418 (24.34%)

Current local broadcast markets served:
•	Denver, CO

Markets that consumers will see added if the merger is approved:
•	Colorado Springs- Pueblo, CO
•	Albuquerque- Santa Fe, NM
•	Grand Junction et al, CO

State Access to Broadband Internet
Pre-Merger: 85%
Post-Merger: 100%

CONNECTICUT

Total TV Households: 1,236,050
Cable Subscribers: 1,090,940 (88.26%)
Satellite Subscribers: 103,211 (8.35%)

Current local broadcast markets served:
•	New York, NY
•	Hartford & New Haven, CT (DIRECTV Only)

State Access to Broadband Internet
Pre-Merger: 97%
Post-Merger: 100%

DELAWARE

Total TV Households: 290,470
Cable Subscribers: 237,120 (81.63%)
Satellite Subscribers: 45,121 (15.53%)

Current local broadcast markets served:
•	Philadelphia

Markets that consumers will see added if the merger is approved:
•	Salisbury, MD

State Access to Broadband Internet
Pre-Merger: 100%
Post-Merger: 100%

WASHINGTON D.C.

Total TV Households: 216,780
Cable Subscribers: 123,380 (56.91%)
Satellite Subscribers: 20,967 (9.67%)

Current local broadcast markets served:
•	Washington, DC

District Access to Broadband Internet
Pre-Merger: 93%
Post-Merger: 100%

FLORIDA

Total TV Households: 6,170,820
Cable Subscribers: 4,653,790 (75.42%)
Satellite Subscribers: 1,236,359 (20.04%)

Current local broadcast markets served:
•	Miami-Ft. Lauderdale, FL.
•	Orlando- Daytona Beach- Melbourne, FL
•	West Palm Beach — Ft. Pierce, FL
•	Tampa St. Pete et al, FL

Markets that consumers will see added if the merger is approved:
•	Jacksonville, FL
•	Mobile, AL- Pensacola (Ft. Walton Beach) FL
•	Ft. Myers-Naples, FL
•	Tallahassee, FL — Thomasville, GA
•	Dotham, AL
•	Panama City, FL
•	Gainesville, FL

State Access to Broadband Internet
Pre-Merger: 98%
Post-Merger: 100%

GEORGIA

Total TV Households: 2,936,690
Cable Subscribers: 2,051,910 (69.87%)
Satellite Subscribers: 776,237 (26.43%)

Current local broadcast markets served:
•	Atlanta, GA
•	Greenville-Spartanburg, SC — Asheville, NC — Anderson, SC

Markets that consumers will see added if the merger is approved:
•	Jacksonville, FL
•	Chattanooga, TN
•	Savannah, GA
•	Tallahassee, FL- Thomasville, GA
•	Augusta, GA
•	Macon, GA
•	Albany, GA
•	Columbus, GA
•	Dothan, AL

State Access to Broadband Internet
Pre-Merger: 84%
Post-Merger: 100%

HAWAII

Total TV Households: 382,720
Cable Subscribers: 337,740 (88.25%)
Satellite Subscribers: 9,058 (2.37%)

Current local broadcast markets served:
•	Honolulu (EchoStar only)

State Access to Broadband Internet
Pre-Merger: 80%
Post-Merger: 100%

IDAHO

Total TV Households: 457,790
Cable Subscribers: 237,970 (51.98%)
Satellite Subscribers: 139,104 (30.39%)

Current local broadcast markets served:
•	Salt Lake City, UT

State Access to Broadband Internet

Markets that consumers will see added if the merger is approved:
•	Spokane, WA
•	Boise, ID
•	Twin Falls, ID
•	Idaho Falls et al, ID

Pre-Merger: 66%
Post-Merger: 100%

ILLINOIS

Total TV Households: 4,442,640
Cable Subscribers: 2,888,140 (65.01%)
Satellite Subscribers: 776,408 (17.48%)

Current local broadcast markets served:
•	Chicago, IL
•	St. Louis, MO

Markets that consumers will see added if the merger is approved:
•	Padukah, KY — Cape Cirardeau, MO — Harrisburg- Mt. Vernon, IL
•	Champaign and Springfield-Decatur, IL
•	Davenport, IA- Rock Island- Molino, IL
•	Evansville, IN
•	Peoria-Bloomington, IL
•	Rockford, IL
•	Terre Haute, IN
•	Quincy et.al., IL-MO-IA

State Access to Broadband Internet
Pre-Merger: 82%
Post-Merger: 100%

INDIANA

Total TV Households: 2,266,720
Cable Subscribers: 1,420,530 (62.67%)
Satellite Subscribers: 591,024 (26.07%)

Current local broadcast markets served:
•	Chicago, IL
•	Indianapolis, IN
•	Cincinnati, OH

Markets that consumers will see added if the merger is approved:
•	Louisville, KY
•	Dayton, OH
•	South Bend, IN — Elkhart, IN
•	Evansville, IN
•	Ft. Wayne, IN
•	Terre Haute, IN
•	Lafayette, IN

State Access to Broadband Internet
Pre-Merger: 81%
Post-Merger: 100%

IOWA

Total TV Households: 1,115,900
Cable Subscribers: 714,170 (64.00%)
Satellite Subscribers: 259,739 (23.28%)

Current local broadcast markets served:
•	None

Markets that consumers will see added if the merger is approved:
•	Des Moines-Ames, IA
•	Omaha, NE
•	Cedar Rapids-Waterloo-Iowa City, Dubuque, IA
•	Davenport, IA- Rock Island-Moline, IL
•	Sioux Falls (Mitchell), SD
•	Mankato, MN
•	Rochester et.al., MN-IA
•	Quincy et.al., IL-MO-IA
•	Ottumwa et.al., IA-MO
•	Sioux City, IA

State Access to Broadband Internet
Pre-Merger: 51%
Post-Merger: 100%

KANSAS

Total TV Households: 1,017,970
Cable Subscribers: 703,540 (69.11%)
Satellite Subscribers: 212,615 (20.89%)

Current local broadcast markets served:
•	Kansas City, MO

Markets that consumers will see added if the merger is approved:
•	Tulsa, OK
•	Wichita-Hutchinson, KS Plus
•	Lincoln-Hastings-Kearney, NE
•	Topeka, KS
•	St. Joseph, MO
•	Joplin-Pittsburg, MO-KS
•	Amarillo, TX

State Access to Broadband Internet
Pre-Merger: 65%
Post-Merger: 100%

KENTUCKY

Total TV Households: 1,516,310
Cable Subscribers: 1,003,000 (66.15%)
Satellite Subscribers: 412,482 (27.20%)

Current local broadcast markets served:
•	Nashville, TN
•	Cincinnati, OH

Markets that consumers will see added if the merger is approved:
•	Bowling Green, KY
•	Louisville, KY
•	Charleston-Huntington, WV
•	Knoxville, TN
•	Lexington, KY
•	Paducah, KY- Cape Girardeau, MO
•	Harrisburg-Mt. Vernon, IL
•	Tri-Cities, TN-VA
•	Evansville, IN

State Access to Broadband Internet
Pre-Merger: 60%
Post-Merger: 100%

LOUISIANA

Total TV Households: 1,587,770
Cable Subscribers: 1,157,490 (72.90%)
Satellite Subscribers: 303,229 (19.10%)

Current local broadcast markets served:
•	None

Markets that consumers will see added if the merger is approved:
•	New Orleans, LA
•	Shreveport, LA
•	Baton Rouge, LA
•	Lafayette, LA
•	Monroe-El Dorado, LA-AR
•	Greenwood-Greenville, MS
•	Alexandria, LA
•	Lake Charles, LA

State Access to Broadband Internet
Pre-Merger: 79%%
Post-Merger: 100%

MAINE

Total TV Households: 489,530
Cable Subscribers: 342,690 (70.00%)
Satellite Subscribers: 116,415 (23.78%)

Current local broadcast markets served:
•	None

Markets that consumers will see added if the merger is approved:
•	Portland-Auburn, ME
•	Presque Isle, ME
•	Bangor, ME

State Access to Broadband Internet
Pre-Merger: 65% %
Post-Merger: 100%

MARYLAND

Total TV Households: 1,921,640
Cable Subscribers: 1,339,970 (69.73%)
Satellite Subscribers: 308,925 (16.08%)

Current local broadcast markets served:
•	Washington, DC (Hagerstown, MD)
•	Pittsburgh, PA
•	Baltimore, MD (DIRECTV only)

Markets that consumers will see added if the merger is approved:
•	Salisbury, MD

State Access to Broadband Internet
Pre-Merger: 88%
Post-Merger: 100%

MASSACHUSETTS

Total TV Households: 2,336,260
Cable Subscribers: 1,897,320 (81.21%)
Satellite Subscribers: 200,308 (8.57%)

Current local broadcast markets served:
•	Boston, MA (Manchester, NH)
•	Providence, RI- New Bedford, MA (DIRECTV Only)

Markets that consumers will see added if the merger is approved:
•	Albany-Schenectady-Troy, NY
•	Springfield-Holyoke, MA

State Access to Broadband Internet
Pre-Merger: 99%
Post-Merger: 100%

MICHIGAN

Total TV Households: 3,699,480
Cable Subscribers: 2,440,320 (65.96%)
Satellite Subscribers: 718,480 (19.42%)

Current local broadcast markets served:
•	Detroit, MI
•	Grand Rapids-Kalamazoo-Battle Creek, MI (EchoStar Only)

Markets that consumers will see added if the merger is approved:
•	Flint — Saginaw — Bay City, MI
•	Toledo, OH
•	Green Bay-Appleton, WI
•	South Bend- Elkart, IN
•	Lansing, MI
•	Traverse City-Cadillac, MI
•	Duluth-Superior, MN-WI
•	Marquette, MI
•	Alpena, MI

State Access to Broadband Internet
Pre-Merger: 90%
Post-Merger: 100%

MINNESOTA

Total TV Households: 1,825,000
Cable Subscribers: 1,039,330 (56.95%)
Satellite Subscribers: 399,138 (21.87%)

Current local broadcast markets served:
•	Minneapolis- St. Paul, MN

Markets that consumers will see added if the merger is approved:
•	Sioux Falls (Mitchell), SD
•	Fargo-Valley City, ND
•	Mankato, MN
•	Rochester et al, MN-IA
•	La Crosse- Eau Claire, WI
•	Duluth-Superior, MN-WI

State Access to Broadband Internet
Pre-Merger: 65% %
Post-Merger: 100%

MISSISSIPPI

Total TV Households: 1,004,040
Cable Subscribers: 609,040 (60.66%)
Satellite Subscribers: 330, 764 (32.94%)

Current local broadcast markets served:
•	Memphis, TN

Markets that consumers will see added if the merger is approved:
•	New Orleans, LA
•	Mobile- Pensacola (Ft. Walton Beach), AL-FL
•	Jackson, MS
•	Baton Rouge, LA
•	Greenwood-Greenville, MS
•	Columbus et.al., MS
•	Meridian, MS
•	Hattiesburg — Laurel, MS
•	Biloxi — Gulfport, MS

State Access to Broadband Internet
Pre-Merger: 72%
Post-Merger: 100%

MISSOURI

Total TV Households: 2,113,950
Cable Subscribers: 1,178,570 (55.75%)
Satellite Subscribers: 590,340 (27.93%)

Current local broadcast markets served:
•	St. Louis, MO
•	Kansas City, MO
•	Memphis, TN

Markets that consumers will see added if the merger is approved:
•	Des Moines — Ames, IA
•	Springfield, MO
•	Omaha, NE
•	Paducah, KY; Cape Cirardeau, MO
- Harrisburg-Mt. Vernon, IL
•	St. Joseph, MO
•	Ottumwa et.al., IA-MO
•	Quincy et.al., IL-MO-IA
•	Columbia et.al., MO
•	Joplin-Pittsburg, MO-KS
•	Jonesboro, AR

State Access to Broadband Internet
Pre-Merger: 65%
Post-Merger: 100%

MONTANA

Total TV Households: 336,530
Cable Subscribers: 176,820 (52.54%)
Satellite Subscribers: 131, 251 (39.00%)

Current local broadcast markets served:
•	None

Markets that consumers will see added if the merger is approved:
•	Spokane, WA
•	Missoula, MT
•	Helena, MT
•	Great Falls, MT
•	Butte — Bozeman, MT
•	Billings, MT
•	Glendive, MT
•	Minot et.al., ND
•	Rapid City, SD

State Access to Broadband Internet
Pre-Merger: 52%
Post-Merger: 100%

NEBRASKA

Total TV Households: 640,330
Cable Subscribers: 450,840 (70.41%)
Satellite Subscribers: 140,722 (21.98%)

Current local broadcast markets served:
•	Denver, CO

Markets that consumers will see added if the merger is approved:
•	Omaha, NE
•	Lincoln and Hastings-Kearney, NE
•	Sioux Falls (Mitchell), SD
•	Cheyenne, WY; Scottsbluff, NE
•	North Platte, NE
•	Witchita et al, KS
•	Sioux City, IA
•	Rapid City, SD

State Access to Broadband Internet
Pre-Merger: 56%
Post-Merger: 100%

NEVADA

Total TV Households: 788,220
Cable Subscribers: 548,080 (69.53%)
Satellite Subscribers: 138,936 (17.63%)

Current local broadcast markets served:
•	Salt Lake City, UT
•	Las Vegas, NV (DIRECTV Only)

Markets that consumers will see added if the merger is approved:
•	Reno, NV

State Access to Broadband Internet
Pre-Merger: 78%
Post-Merger: 100%

NEW HAMPSHIRE

Total TV Households: 459,220
Cable Subscribers: 373,870 (81.41%)
Satellite Subscribers: 78,030 (16.99%)

Current local broadcast markets served:
•	Boston, MA (Manchester, NH)

Markets that consumers will see added if the merger is approved:
•	Portland- Auburn, ME
•	Burlington, VT; Plattsburgh, NY

State Access to Broadband Internet
Pre-Merger: 92%
Post-Merger: 100%

NEW JERSEY

Total TV Households: 2,951,700
Cable Subscribers: 2,429,840 (82.32%)
Satellite Subscribers: 354,224 (12.00%)

Current local broadcast markets served:
•	New York, NY
•	Philadelphia, PA

State Access to Broadband Internet
Pre-Merger: 99%
Post-Merger: 100%

NEW MEXICO

Total TV Households: 620,020
Cable Subscribers: 357,740 (57.70%)
Satellite Subscribers: 159,204 (25.68%)

Current local broadcast markets served:
•	Albuquerque — Santa Fe, NM (EchoStar Only)

Markets that consumers will see added if the merger is approved:
•	Tucson (Sierra Vista), AZ
•	Amarillo, TX
•	Odessa- Midland, TX

State Access to Broadband Internet
Pre-Merger: 66%
Post-Merger: 100%

NEW YORK

Total TV Households: 6,613,410
Cable Subscribers: 4,757,290 (71.93%)
Satellite Subscribers: 918,661 (13.89%)

Current local broadcast markets served:
•	New York, NY

Markets that consumers will see added if the merger is approved:
•	Buffalo, NY
•	Albany — Schenectady- Troy, NY
•	Rochester, NY
•	Syracuse, NY
•	Burlington, VT; Plattsburgh, NY
•	Watertown, NY
•	Utica, NY
•	Binghamton, NY
•	Elmira, NY

State Access to Broadband Internet
Pre-Merger: 92%
Post-Merger: 100%

NORTH CAROLINA

Total TV Households: 2,988,960
Cable Subscribers: 1,933,500 (64.69%)
Satellite Subscribers: 859,705 (28.76%)

Current local broadcast markets served:
•	Atlanta, GA
•	Charlotte, NC
•	Raleigh-Durham (Fayetteville), NC
•	Greenville-Spartanburg, SC-Ashville, NC-Anderson, SC
•	Greensboro, High Point, Winston, Salem, NC (DIRECTV only)

Markets that consumers will see added if the merger is approved:
•	Norfolk-Portsmouth- Newport News, VA
•	Chattanooga, TN
•	Greenville, New Born Washington, N.C.
•	Florence-Myrtle Beach, SC
•	Tri-Cities, TN-VA
•	Wilmington, NC

State Access to Broadband Internet
Pre-Merger: 89%
Post-Merger: 100%

NORTH DAKOTA

Total TV Households: 246,460
Cable Subscribers: 159,420 (64.68%)
Satellite Subscribers: 68,310 (27.72%)

Current local broadcast markets served:
•	None

Markets that consumers will see added if the merger is approved:
•	Minot et al, N.D.
•	Fargo-Valley City, ND

State Access to Broadband Internet
Pre-Merger: 28%
Post-Merger: 100%

OHIO

Total TV Households: 4,302,770
Cable Subscribers: 3,012,610 (70.02%)
Satellite Subscribers: 754,176 (17.53%)

Current local broadcast markets served:
•	Cleveland- Akron (Canton) OH
•	Cincinnati, OH
•	Columbus, OH (DIRECTV Only)

Markets that consumers will see added if the merger is approved:
•	Dayton, OH
•	Charleston-Huntington, WV
•	Toledo, OH
•	Youngstown, OH
•	Ft. Wayne, IN
•	Lima, OH
•	Zanesville, OH
•	Wheeling et.al., WV-OH
•	Parkersburg, WV

State Access to Broadband Internet
Pre-Merger: 92%
Post-Merger: 100%

OKLAHOMA

Total TV Households: 1,288,600
Cable Subscribers: 792,240 (61.48%)
Satellite Subscribers: 311,736 (24.19%)

Current local broadcast markets served:
•	Oklahoma City, OK (EchoStar only)

Markets that consumers will see added if the merger is approved:
•	Tulsa, OK
•	Shreveport, LA
•	Ft. Smith-Fayettville, Springdale-Rogers, AR
•	Amarillo, TX
•	Joplin-Pittsburg, MO-KS
•	Sherman-Ada, TX-OK
•	Wichita Falls et.al., TX-OK

State Access to Broadband Internet
Pre-Merger: 71%
Post-Merger: 100%

OREGON

Total TV Households: 1,276,210
Cable Subscribers: 804,880 (63.07%)
Satellite Subscribers: 276,443 (21.66%)

Current local broadcast markets served:
•	Portland, OR

Markets that consumers will see added if the merger is approved:
•	Spokane, WA
•	Boise, ID
•	Eugene, OR
•	Yakima — Pasco — Richland — Kennewick, WA
•	Bend, OR
•	Medford et al, OR

State Access to Broadband Internet
Pre-Merger: 91%
Post-Merger: 100%

PENNSYLVANIA

Total TV Households: 4,559,840
Cable Subscribers: 3,548,830 (77.83%)
Satellite Subscribers: 577,754 (12.67%)

Current local broadcast markets served:
•	New York, NY
•	Philadelphia, PA
•	Washington, DC (Hagerstown, MD)
•	Pittsburgh, PA

Markets that consumers will see added if the merger is approved:
•	Harrisburg-Lancaster-Lebanaon-York, PA
•	Buffalo, NY
•	Wilkes Barre-Scranton, PA
•	Johnstown — Altoona, PA
•	Youngstown, OH
•	Erie, PA
•	Elmira, NY

State Access to Broadband Internet
Pre-Merger: 78%
Post-Merger: 100%

RHODE ISLAND

Total TV Households: 375,750
Cable Subscribers: 286,460 (76.24%)
Satellite Subscribers: 38,456 (10.23%)

Current local broadcast markets served:
•	Providence, RI — New Bedford, MA (DIRECTV ONLY)

State Access to Broadband Internet
Pre-Merger: 94%
Post-Merger: 100%

SOUTH CAROLINA

Total TV Households: 1,460,980
Cable Subscribers: 922,560 (63.15%)
Satellite Subscribers: 384,661 (26.33%)

Current local broadcast markets served:
•	Charlotte, NC
•	Greenville-Spartanburg, SC-Ashville, NC- Anderson, SC

Markets that consumers will see added if the merger is approved:
•	Columbia, SC
•	Savannah, GA
•	Charleston, SC
•	Florence-Myrtle Beach, SC
•	Augusta, GA

State Access to Broadband Internet
Pre-Merger: 84%
Post-Merger: 100%

SOUTH DAKOTA

Total TV Households: 275,600
Cable Subscribers: 178,910 (64.92%)
Satellite Subscribers: 67,953 (24.66%)

Current local broadcast markets served:
•	None

Markets that consumers will see added if the merger is approved:
•	Sioux Falls (Mitchell), SD
•	Minot et al, ND
•	Rapid City, SD
•	Sioux City, IA

State Access to Broadband Internet
Pre-Merger: 37%
Post-Merger: 100%

TENNESSEE

Total TV Households: 2,139,070
Cable Subscribers: 1,421,000 (66.43%)
Satellite Subscribers: 540,846 (25.28%)

Current local broadcast markets served:
•	Nashville, TN
•	Memphis, TN (DIRECTV Only)

Markets that consumers will see added if the merger is approved:
•	Jackson, TN
•	Knoxville, TN
•	Paducah, KY; Cape Girardeau, MO; Harrisburg-Mt. Vernon, IL
•	Huntsville-Decatur (Florence), AL
•	Chattanooga, TN
•	Tri-Cities, TN-VA

State Access to Broadband Internet
Pre-Merger: 82%
Post-Merger: 100%

TEXAS

Total TV Households: 7,265,760
Cable Subscribers: 4,214,630 (58.01%)
Satellite Subscribers: 1,939,923 (26.70%)

Current local broadcast markets served:
•	Dallas-Ft.Worth, TX
•	Houston, TX
•	San Antonio, TX
•	Austin, TX

Markets that consumers will see added if the merger is approved:
•	Shreveport, LA
•	Waco-Temple-Bryan, TX
•	Harlingon-Wescaco — Brownsville — McAllen, TX
•	El Paso, TX
•	Tyler — Longview (Lufkin-Nacogdoches), TX
•	Amarillo, TX
•	Lubbock, TX
•	Odessa-Midland, TX
•	San Angelo, TX
•	Abilene-Sweetwater, TX
•	Wichita Falls et.al., TX-OK
•	Sherman-Ada, TX-OK
•	Beaumont-Port Arthur, TX
•	Corpus Cristi, TX
•	Laredo, TX

State Access to Broadband Internet
Pre-Merger: 83%
Post-Merger: 100%

UTAH

Total TV Households: 682,150
Cable Subscribers: 353,460 (51.82%)
Satellite Subscribers: 198,676 (29.12%)

Current local broadcast markets served:
•	Salt Lake City, UT

State Access to Broadband Internet
Pre-Merger: 75%
Post-Merger: 100%

VERMONT

Total TV Households: 227,350
Cable Subscribers: 132,070 (58.09%)
Satellite Subscribers: 94,059 (41.37%)

Current local broadcast markets served:
•	Boston, MA (Manchester, NH)

Markets that consumers will see added if the merger is approved:
•	Albany-Schenectady-Troy, NY
•	Portland-Auburn, ME
•	Burlington, VT; Plattsburgh, NY

State Access to Broadband Internet
Pre-Merger: 75%
Post-Merger: 100%

VIRGINIA

Total TV Households: 2,607,330
Cable Subscribers: 1,850,020 (70.95%)
Satellite Subscribers: 655,491 (25.14%)

Current local broadcast markets served:
•	Washington, DC (Hagerstown, MD)
•	Raleigh-Durham (Fayetteville), NC
•	Greensboro-High Point, Winston Salem, NC

Markets that consumers will see added if the merger is approved:
•	Norfolk-Portsmouth-Newport News, VA
•	Richmond-Petersburg, VA
•	Roanoke-Lynchburg, VA
•	Tri-Cities, TN-VA
•	Beckley et.al., WV
•	Harrisonburg, VA
•	Charlottesville, VA

State Access to Broadband Internet
Pre-Merger: 72%
Post-Merger: 100%

WASHINGTON

Total TV Households: 2,212,180
Cable Subscribers: 1,527,680 (69.06%)
Satellite Subscribers: 418,472 (18.92%)

Current local broadcast markets served:
•	Seattle-Tacoma, WA
•	Portland, OR

Markets that consumers will see added if the merger is approved:
•	Spokane, WA
•	Yakima — Pasco — Richland — Kennewick, WA

State Access to Broadband Internet
Pre-Merger: 89%
Post-Merger: 100%

WEST VIRGINIA

Total TV Households: 706,080
Cable Subscribers: 513,930 (72.79%)
Satellite Subscribers: 186,305 (26.39%)

Current local broadcast markets served:
•	Washington, DC (Hagerstown, MD)
•	Pittsburgh, PA

Markets that consumers will see added if the merger is approved:
•	Charleston-Huntington, WV
•	Roanoke-Lynchburg, VA
•	Huntsville — Decatur (Florence), AL
•	Wheeling et.al., WV-OH
•	Parkersburg, WV
•	Clarksburg-Weston, WV
•	Harrisonburg, VA
•	Beckley et al, WV

State Access to Broadband Internet
Pre-Merger: 42%
Post-Merger: 100%

WISCONSIN

Total TV Households: 2,013,950
Cable Subscribers: 1,202,450 (59.71%)
Satellite Subscribers: 456,600 (22.67%)

Current local broadcast markets served:
•	Minneapolis — St. Paul, MN
•	Milwaukee, WI (DIRECTV Only)

Markets that consumers will see added if the merger is approved:
•	Green Bay- Appleton, WI
•	Madison, WI
•	Cedar Rapids- Waterloo — Iowa City and Dubuque, IA
•	Duluth-Superior, MN-WI
•	Wausau-Rhinelander, WI
•	Marquette, MI
•	LaCrosse-Eau Claire, WI

State Access to Broadband Internet
Pre-Merger: 84%
Post-Merger: 100%

WYOMING

Total TV Households: 180,170
Cable Subscribers: 119,390 (66.27%)
Satellite Subscribers: 63,127 (35.04%)

Current local broadcast markets served:
•	Denver, CO
•	Salt Lake City, UT

Markets that consumers will see added if the merger is approved:
•	Cheyenne, WY; Scottsbluff, NE
•	Billings, MT
•	Rapid City, SD
•	Casper-Riverton, WY
•	Idaho Falls et al, ID

State Access to Broadband Internet
Pre-Merger: 53%
Post-Merger: 100%

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

Voice Your Support

Voice your support for the EchoStar-HUGHES merger by writing a letter to the FCC and your elected officials. Just click on one of the links below.

If you prefer not to register, you may write directly to Michael K. Powell, Chairman of the Federal Communications Commission, 445 12th Street, S.W., Washington, D.C. 20554 and to your local member of Congress.

Additionally, we request that persons resident in Europe write directly to the FCC and members of Congress and not to use this website to transmit such letters.

• CONSUMERS: Write a letter of support to the FCC and your Members of Congress.

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

Please enter your information before continuing through the letter writing process.

*	First Name:

*	Last Name:

Company/Organization:

*	Address:

*	City:	* State:	* Zip:

*	E-Mail:

*	–	Required Fields

We can help you write a letter to your elected officials and the FCC by answering the questions below. Your answers will determine the content of your letters.

The following text will be included in your letter should you decline to answer the questions below. You will have the option to edit this text on the next page:

* Note: This text will be modified based on your answers to the questions below.

I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. I believe the merger will increase video and broadband choices for consumers like me.

The combined company will be a much stronger competitor to cable operators by offering local TV channels via satellite in every market in the United States. In addition, the merger will ensure that affordable high-speed Internet access service via satellite is available to Americans nationwide.

ID	SECTION	ITEM ORDER	ANSWER	RELATED PARAGRAPH

	1	0	Are you currently a DIRECTV customer?

	1a	1	Yes, I am currently a DIRECTV customer.	As a customer of DIRECTV, I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. I believe the merger will increase video and broadband choices for consumers like me.

	1a	2	No, I am not a DIRECTV customer.	I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. Although I am not a DIRECTV customer, I believe the merger will increase video and broadband choices for consumers like me because the combined company will provide increased competition to cable companies.

	2	0	Do you receive local channels via DIRECTV?

	2a	1	Yes, I receive local channels.	The combined company will be a much stronger competitor to cable operators by being able to offer me a substantial number of local TV channels via satellite in my market area.

	2a	2	No, I do not receive local channels.	The combined company will be a much stronger competitor to cable operators by being able to offer me local TV channels via satellite in my market area, which I currently do not receive.

	3	0	Do you have broadband access to the Internet in your area?

	3a	1	Yes, I have broadband access to the Internet.	I currently have broadband access to the Internet, but the combination of EchoStar and HUGHES will result in increased competition in the broadband market by providing an affordable high-speed Internet service nationwide via satellite.

	3a	2	No, I have no broadband access to the Internet.	Broadband access to the Internet is not available to me at this time. If the merger is approved, the new company will be able to provide me with affordable high-speed Internet access via satellite along with the other 40 million American households who do not have affordable high-speed Internet access now.

	Close		Close for all letters

				I appreciate your consideration of my views.

			If no radio buttons are checked, this is the letter

ID	SECTION	ITEM ORDER	ANSWER	RELATED PARAGRAPH

LETTER COMBINATIONS
			Form letter if reader checks no buttons	I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. I believe the merger will increase video and broadband choices for consumers like me.

The combined company will be a much stronger competitor to cable operators by offering local TV channels via satellite in every market in the United States. In addition, the merger will ensure that affordable high-speed Internet access service via satellite is available to Americans nationwide. I appreciate your consideration of my views.

			Form letter if reader selects: 1) Yes, I am currently a DIRECTV customer. 2) Yes, I receive local channels 3) Yes, I have broadband access to the Internet.	As a customer of DIRECTV, I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. I believe the merger will increase video and broadband choices for consumers like me.

The combined company will be a much stronger competitor to cable operators by being able to offer me a substantial number of local TV channels via satellite in my market area.

I currently have broadband access to the Internet, but the combination of EchoStar and HUGHES will result in increased competition in the broadband market by providing an affordable high-speed Internet service nationwide via satellite.

I appreciate your consideration of my views.

ID	SECTION	ITEM ORDER	ANSWER	RELATED PARAGRAPH

			Form letter if reader selects: 1) Yes, I am currently a DIRECTV customer. 2) Yes, I receive local channels 3) No, I have no broadband access to the Internet.	As a customer of DIRECTV, I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. I believe the merger will increase video and broadband choices for consumers like me.

The combined company will be a much stronger competitor to cable operators by being able to offer me a substantial number of local TV channels via satellite in my market area.

Broadband access to the Internet is not available to me at this time. If the merger is approved, the new company will be able to provide me with affordable high-speed Internet access via satellite along with the other 40 million American households who do not have affordable high-speed Internet access now.

I appreciate your consideration of my views.

			Form letter if reader selects: 1) Yes, I am currently a DIRECTV customer. 2) No, I do not receive local channels. 3) No, I have no broadband access to the Internet.	As a customer of DIRECTV, I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. I believe the merger will increase video and broadband choices for consumers like me.

The combined company will be a much stronger competitor to cable operators by being able to offer me local TV channels via satellite in my market area, which I currently do not receive.

Broadband access to the Internet is not available to me at this time. If the merger is approved, the new company will be able to provide me with affordable high-speed Internet access via satellite along with the other 40 million American households who do not have affordable high-speed Internet access now.

I appreciate your consideration of my views.

ID	SECTION	ITEM ORDER	ANSWER	RELATED PARAGRAPH

			Form letter if reader selects: 1) No, I am not a DIRECTV customer. 2) No, I do not receive local channels. 3) No, I have no broadband access to the Internet.	I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. Although I am not a DIRECTV customer, I believe the merger will increase video and broadband choices for consumers like me because the combined company will provide increased competition to cable companies.

The combined company will be a much stronger competitor to cable operators by being able to offer me local TV channels via satellite in my market area, which I currently do not receive.

Broadband access to the Internet is not available to me at this time. If the merger is approved, the new company will be able to provide me with affordable high-speed Internet access via satellite along with the other 40 million American households who do not have affordable high-speed Internet access now.

I appreciate your consideration of my views.

			Form letter if reader selects: 1) No, I am not a DIRECTV customer. 2) No, I do not receive local channels. 3) Yes, I have broadband access to the Internet.	I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. Although I am not a DIRECTV customer, I believe the merger will increase video and broadband choices for consumers like me because the combined company will provide increased competition to cable companies.

The combined company will be a much stronger competitor to cable operators by being able to offer me local TV channels via satellite in my market area, which I currently do not receive.

I currently have broadband access to the Internet, but the combination of EchoStar and HUGHES will result in increased competition in the broadband market by providing an affordable high-speed Internet service nationwide via satellite.

I appreciate your consideration of my views.

ID	SECTION	ITEM ORDER	ANSWER	RELATED PARAGRAPH

			Form letter if reader selects: 1) No, I am not a DIRECTV customer. 2) Yes, I receive local channels. 3) No, I have no broadband access to the Internet.	I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. Although I am not a DIRECTV customer, I believe the merger will increase video and broadband choices for consumers like me because the combined company will provide increased competition to cable companies.

The combined company will be a much stronger competitor to cable operators by being able to offer me a substantial number of local TV channels via satellite in my market area.

Broadband access to the Internet is not available to me at this time. If the merger is approved, the new company will be able to provide me with affordable high-speed Internet access via satellite along with the other 40 million American households who do not have affordable high-speed Internet access now.

I appreciate your consideration of my views.

			Form letter if reader selects: 1) Yes, I am currently a DIRECTV customer. 2) No, I do not receive local channels. 3) Yes, I have broadband access to the Internet.	As a customer of DIRECTV, I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. I believe the merger will increase video and broadband choices for consumers like me.
The combined company will be a much stronger competitor to cable operators by being able to offer me local TV channels via satellite in my market area, which I currently do not receive.

I currently have broadband access to the Internet, but the combination of EchoStar and HUGHES will result in increased competition in the broadband market by providing an affordable high-speed Internet service nationwide via satellite.

I appreciate your consideration of my views.

ID	SECTION	ITEM ORDER	ANSWER	RELATED PARAGRAPH

			Form letter if reader selects: 1) No, I am not a DIRECTV customer. 2) Yes, I receive local channels 3) Yes, I have broadband access to the Internet.	I am writing to urge you to support the pending merger of EchoStar and HUGHES, the parent company of DIRECTV. Although I am not a DIRECTV customer, I believe the merger will increase video and broadband choices for consumers like me because the combined company will provide increased competition to cable companies.

The combined company will be a much stronger competitor to cable operators by being able to offer me a substantial number of local TV channels via satellite in my market area.

I currently have broadband access to the Internet, but the combination of EchoStar and HUGHES will result in increased competition in the broadband market by providing an affordable high-speed Internet service nationwide via satellite.

I appreciate your consideration of my views.

• RETAILERS: Write a letter of support to the FCC and your Members of Congress.

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

Please enter your information before you continue through the letter writing process.

*	First Name:

*	Last Name:

Home Information:
*	Address:

*	City:	* State:	* Zip:

Company Information:
*	Company/Organization:

*	Title:

Address:

*	City:	* State:	* Zip:

*	E-Mail:

*	–	Required Fields

We can help you write a letter to your elected officials by answering the questions below. Your answers will determine the content of your letter.

The following text will be included in your letter to Members of Congress. You will have the option to edit this text on the next page:

I am a [title] of [company] and I’m writing to urge you to support the proposed merger of Hughes Electronics and EchoStar Communications. I believe the merger holds tremendous potential for my company here in [city, state] which sells the DIRECTV satellite TV service. The new company will offer a more attractive product to consumers, and this will mean more business for my company.

The following text will be included in your letter to the FCC. You will have the option to edit this text on the next page:

I’m writing to urge you to support the proposed merger between Hughes Electronics and EchoStar Communications. I believe the merger holds tremendous potential for my company in [city, state] which sells DIRECTV satellite TV service. The new company will offer a more attractive product to consumers, and this will mean more business for my company.

ID	SECTION	ITEM ORDER	ANSWER	RELATED PARAGRAPH

1	1	0	Do your customers have access to their local broadcast channels via satellite?

2	1a	1	No, none of my customers have access to their local broadcast channels via satellite.	None of my customers can receive their local broadcast channels via satellite. Currently, DIRECTV offers service in only 43 markets. This is a source of frustration for my customers. The proposed merger between HUGHES and EchoStar would allow the combined company to offer local broadcast channels in all 210 television markets nationwide by eliminating the duplication of identical programming carried by both services. If the merger is approved, satellite TV will be a more competitive alternative to cable, and this is good for business.

3	1a	2	Yes, a few of my customers have access to their local broadcast channels via satellite, but most do not.	The majority of my customers are not able to subscribe to their local broadcast channels via satellite. This is the case because DIRECTV does not have sufficient spectrum to provide all local channels in every one of the country’s 210 local television markets. Currently, DIRECTV offers local broadcast channels in only 43 markets. The merger will allow the combined company to reclaim the spectrum currently used for the duplicate broadcasting of approximately 500 identical TV channels. This will increase capacity and allow the new company to serve all television markets in the U.S. This will allow me to offer my customers a more competitive alternative to cable in the near future.

4	1a	3	Yes, most of my customers have access to their local broadcast channels via satellite, but a few do not.	The majority of my customers are able to subscribe to their local broadcast channels via satellite, but some of those who live in smaller television markets cannot. Currently, DIRECTV offers local broadcast service in only 43 television markets. If the merger is approved, DIRECTV and DISH Network can more efficiently use their limited channel capacity and offer local service via satellite in all 210 television markets nationwide. The ability to offer local broadcast channels to all of my customers makes selling the product easier and gives customers more choices among satellite and cable providers in the near future.

5	1a	4	Yes, all customers have access to their local broadcast channels via satellite.	I can offer local broadcast channels to all of my customers when they subscribe to DIRECTV. This is not the case for all retailers. Currently, DIRECTV offers local broadcast service in only 43 television markets. The merger will allow the new company to end the duplication of programming and free up hundreds of channels allowing consumers in all 210 television markets across the country to receive their local broadcast channels. As a DIRECTV retailer, I am very excited by this development because satellite TV will be perceived nationally as a real alternative to cable.

6	1a	5	Don’t Know	If the merger is approved, the new company will be able to offer local broadcast stations to all 210 of the nation’s television markets. Currently, DIRECTV offers service in only 43 markets. This is because both DIRECTV and DISH Network currently duplicate hundreds of channels with identical programming. By combining their limited spectrum, the new company will become a fully competitive alternative to cable in every television market in the country. This will allow me to provide a better product to my customers in the near future.

9	2	0	Do your customers have broadband access to the Internet via cable modem or DSL?

10	2a	1	No, none of my customers have broadband access to the Internet via cable modem or DSL.	None of my customers currently have broadband access to the Internet via cable modem or DSL service, but it is clearly something that many of them want given the number of times I have heard them ask about it. If the merger is approved, the new company will be able to provide the homes and businesses in my area with an affordable high-speed Internet access service. My customers will benefit from this merger because HUGHES and EchoStar can combine their resources, satellites, and spectrum to provide high-speed satellite Internet access service to areas not otherwise served by cable modem service or DSL.

ID	SECTION	ITEM ORDER	ANSWER	RELATED PARAGRAPH

11	2a	2	Yes, a few of my customers have broadband access to the Internet via cable modem or DSL, but most do not.	If the merger is approved, the new company will be able to provide consumers in my area with an affordable high-speed Internet access service via satellite. There are a small number of customers in my area who do enjoy broadband access to the Internet via cable modem or DSL service. For them, this merger will result in increased competition in the broadband market, potentially driving down prices of DSL and cable providers. However, the majority of the homes, schools and businesses in my area are beyond the reach of cable and DSL wires. For these customers, the new company may be their only chance of getting an affordable high-speed Internet service.

12	2a	3	Yes, most of my customers have broadband access to the Internet via cable modem or DSL, but a few do not.	For my customers who do enjoy broadband access to the Internet via cable modem or DSL, this merger will result in increased competition in the broadband market, because the new company will be able to provide an affordable high-speed Internet access service via satellite. This would help drive down prices of the DSL and cable providers. For those living beyond the reach of cable and DSL wires, the new company may be their only chance of getting an affordable high-speed Internet service.

13	2a	4	Yes, all of my customers have broadband access to the Internet via cable modem or DSL.	Today’s fledgling satellite Internet services are too expensive for everyday customers, leaving cable providers in control of the broadband market. The new company will have the spectrum and satellite resources necessary to provide consumers across the country with a competitive high-speed Internet alternative, and my customers will have more choice in broadband providers.

14	2a	5	Don’t know.	This merger will provide consumers across the country with an affordable high-speed Internet access service provider because broadband via satellite can reach areas of the country cable and DSL wires do not. This is rural America’s only realistic hope for affordable broadband service. The new company will also provide much needed competition to cable and DSL in those locations where high-speed Internet access service is already available.

17 18	3	0	Do you compete with cable for customers?

19	3a	1	No, because none of my customers have access to cable service.	Because none of my customers currently have access to cable, they depend on satellite TV for their pay-TV service. The merger will bring to rural areas the benefits of competition with cable in the most competitive markets, because the new company will offer its service and price on a nationwide basis. The competition between the new company and hundreds of cable companies across the country will mean that the video programming product I sell will always have the best programming choices and latest innovations.

20	3a	2	Yes, I compete with cable for a few of my customers, but most do not have cable access.	Whether or not my customers have access to cable, and most do not, all of them will benefit from the new company’s ability to better compete with cable. The new company has pledged to offer nationwide prices and services — bringing the benefits of vigorous competition with cable — to customers everywhere.

21	3a	3	Yes, I compete with cable for most of my customers, but a few do not have cable access.	This merger will increase satellite TV’s ability to respond competitively to the roll out of digital cable, forcing cable companies to respond in a variety of ways including accelerating their digital upgrades and extending their wires out to reach those customers they currently do not serve. The resulting expansion in digital capabilities across the board will increase competition generally, will drive hardware upgrades for consumers, and drive retail traffic and sales nationwide.

22	3a	4	Yes, I compete with cable for all of my customers.	My customers chose satellite TV over cable because of its superior customer service, better quality picture and sound, and the abundance of channel options. However, cable companies now offer digital cable in millions of homes. This has negated the past advantages of satellite over cable TV and has begun to hurt DIRECTV’s and EchoStar’s ability to compete. The new company will have the resources, spectrum and satellites necessary to offer a competitive satellite TV product while improving customer service and keeping cable prices in check.

23	3a	5	Don’t know.	The merger will allow the new company to better compete with cable. This is good for all consumers because subscribers to the new service will benefit from competition on price and services whether or not they are served by cable.

ID	SECTION	ITEM ORDER	ANSWER	RELATED PARAGRAPH

26	4	0	Which additional feature offered by the merger would be most attractive to your customers?

27	4a	1	Expanded HDTV service.	High Definition Television (HDTV) was supposed to be available to the American public today, but consumers are still waiting for broadcasters and cable operators to provide the service. HUGHES and EchoStar have pledged to use some of the spectrum made available by their merger to increase their HDTV channel offerings, to at least twelve HDTV channels. I am excited because greater availability of HDTV programming will translate into more sales opportunities for my HDTV televisions and related products.

28	4a	2	More and enhanced interactive TV services.	The new company has also pledged to offer new and enhanced services like interactive television and near video-on-demand. These products will allow satellite TV to go head-to-head in competition with cable companies and other competitors as they improve their technological capabilities.

30	4a	3	Nationwide Pricing.	Since its inception, direct broadcast satellite TV providers have offered uniform, nationwide pricing structures, and the new company has guaranteed that it will continue this practice. Nationwide pricing offers customers in rural America the full benefits of the rigorous competition occurring in urban and suburban areas. I can rest assured that satellite TV will remain a competitively priced product.

31	4a	4	Don’t know.	In addition to the benefits already mentioned, the spectrum efficiencies created by the merger would allow the new company to offer new and enhanced television services, such as high definition television, interactive television, and near video-on-demand. These innovations will increase the allure of satellite TV and offer new sales opportunities for satellite TV.

34	Close		What’s the best overall argument for the merger for your retail business?

35	Close	1	All the arguments are equally good.	The EchoStar-HUGHES merger will allow the new company to offer a stronger satellite TV product nationwide, providing local broadcast channels in every television market, and new and enhanced television services such as HDTV, interactive TV, and more. In addition, the new company will be able to offer an affordable, high-speed Internet product to every zip code in the country. As a retailer for DIRECTV, I will benefit from increased sales. For all of these reasons, I urge you to support the EchoStar-HUGHES merger.

36	Close	2	Local broadcast channels in all U.S. television markets.	The new company will offer many benefits to customers, but the most important one is local broadcast channels via satellite in all U.S. television markets. This is the one service most sought after by my customers. I urge you to support the proposed merger between HUGHES and EchoStar because local channels for all Americans is only possible if the companies are allowed to combine.

37	Close	3	Access to an affordable high- speed Internet access service.	The merged company will provide consumers with a lot of new services, but the availability of an affordable, nationwide high-speed Internet access product in the near future is the most important one to me. It is for this reason that I urge you to support the merger of HUGHES and EchoStar.

38	Close	4	Stronger competitor with cable for customers.	Please support the merger between HUGHES and EchoStar. There are many benefits of the merger, but I believe that most importantly, the new company will increase competition with cable and help hold down cable rate increases. These savings, in turn, will be passed along to customers, which will be good for my business.

39	Close	5	HDTV and New and Enhanced Features	DIRECTV will not be able to compete effectively with the cable companies in the future unless it has the ability to match their technological innovations. The merger will allow the new company to provide HDTV, Interactive TV, and near video-on-demand. The other benefits outlined above are important, but these are the most important ones for me. Please support the EchoStar-HUGHES merger, and help bring these advanced television services to consumers sooner rather than later.

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

To finalize your letter, please read the following:

FYI: Unfortunately, not all elected officials read their email. For this reason, a copy of your correspondence is going to Hughes. If necessary, we will be able to mail or fax a copy to the addressee.

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

Supporters

Neither General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) nor Hughes Electronics Corporation (“Hughes”) prepared these statements and neither GM, Hughes Holdings nor Hughes has verified the accuracy of any particular statement made in these letters.

Below is a partial list of supporters. Click on the links below to see what they have to say about the proposed merger between EchoStar and HUGHES.

American Conservative Union - (pdf)

American Farm Bureau Federation - (pdf)

American Homeowners Grassroots Alliance - (pdf)

Americans For Tax Reform - (pdf)

Arkansas, Governor Mike Huckabee - (pdf) (previously filed on Form 425 on July 12, 2002)

Circuit City Stores - (pdf)

Citizens Against Government Waste - (pdf)

Citizens for a Sound Economy - (pdf)

Colorado, Congress of the U.S., House of Representatives, Bob Schaffer - (pdf)

Colorado, Governor Bill Owens - (pdf) (previously filed on Form 425 on July 12, 2002)

Congress, U.S. House of Representatives, House Majority Leader Dick Armey - (pdf)

Defenders of Property Rights - (pdf)

Frontiers of Freedom - (pdf)

Georgia, Governor Roy Barnes - (pdf) (previously filed on Form 425 on July 12, 2002)

Georgia, United States Senator Max Cleland - (pdf)

Independent Women’s Forum - (pdf)

League of United Latin American Citizens - (pdf)

Louisiana, Congress of the U.S., House of Representatives, William Jefferson - (pdf)

Louisiana, Governor Mike Foster - (pdf) (previously filed on Form 425 on July 12, 2002)

Massachusetts, Congress of the U.S., House of Representatives, Barney Frank - (pdf)

Missouri, Congress of the U.S., House of Representatives, Sam Graves - (pdf)

National Alliance of Medical Researchers and Teaching Physicians - (pdf)

National Center for Public Policy Research - (pdf)

National Conference of Black Mayors, Inc. - (pdf)

National Taxpayers Union - (pdf)

Nebraska, Governor Mike Johanns - (pdf) (previously filed on Form 425 on July 12, 2002)

New Hampshire, United States Senator Bob Smith - (pdf)

New Mexico, Governor Gary E. Johnson - (pdf) (previously filed on Form 425 on July 12, 2002)

North Dakota Firefighters Association - (pdf)

Ohio Council of Retail Merchants - (pdf)

Oklahoma, Governor Frank Keating - (pdf) (previously filed on Form 425 on July 12, 2002)

Progress and Freedom Foundation - (pdf)

RFD-TV - (pdf)

Rhode Island, Governor Lincoln Almond - (pdf) (previously filed on Form 425 on July 12, 2002)

Small Business Survival Committee - (pdf)

South Dakota, Governor Bill Janklow - (pdf) (previously filed on Form 425 on July 12, 2002)

Tavern League of Wisconsin - (pdf)

United States Internet Council - (pdf)

US Internet Industry Association - (pdf)

[Letterhead of the American Conservative Union]

June 20, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re: Proceeding 01-348

Dear Chairman Powell:

I write in support of the proposed merger between EchoStar and DirecTV, an issue that is currently before your Commission for approval. I can’t think of another potential merger more deeply rooted in free market principles or more clearly in the public interest. Permitting this merger will open the door to a new level of competition between satellite providers and cable companies in the pay-TV market, where the big cable companies now enjoy an 80 percent share.

EchoStar and DirecTV, when merged, would have a combined market share of 17 percent, in a market that was a series of geographic cable monopolies before satellite technology introduced competition. The merger would make that competition much stronger and dramatically increase the benefits for consumers. Satellite companies’ limitations in offering local channels have been a major obstacle to competing with cable in the past. The combined company (the “new” EchoStar) would have the critical mass and, most important, the combined broadcast spectrum and satellite assets to carry local channels in every broadcast market in the US.

The new EchoStar would also offer high-speed Internet access and other broadband services by satellite across the country at one uniform price. This would escalate the competition with cable companies and offer badly needed competition to the DSL broadband services offered by the regional Bell companies. Expanded services and competitive pricing from the new EchoStar would put a market-based restraint on price increases by the cable and Bell companies. In the time honored free-market tradition, providers would have to compete harder and make better offers.

The merits of the EchoStar/DirecTV merger should speak for themselves: lower prices, better services, and more choices. A careful review of the FCC filing on behalf of the merger, we believe, will lead to only one conclusion - this merger will allow for increase competition between satellite and cable companies and will be in the best interest of consumers.

Sincerely,

/s/ David A. Keene
David A. Keene
Chairman

[Letterhead of American Farm Bureau Federation]

December 27, 2001      (Sent to Full House and Full Senate)

The Honorable Neil Abercrombie
U.S. House of Representatives
1502 Longworth House Office Building
Washington, DC 20515-1101

Dear Representative Abercrombie:

The American Farm Bureau Federation believes that the proposed merger between DirecTV and EchoStar Communications will provide great benefits to rural America, making broadband services available to millions of rural residents and expanding local broadcast coverage.

The proposed merger will help make the first broadband satellite telecommunications system a reality for many rural areas starved for high speed Internet access. As noted in the joint study by the National Telecommunications and Information Administration (NTIA) and the Rural Utility Service (RUS), Advanced Telecommunications in Rural America, April, 2000, less than five percent of small towns and rural communities have access to the two dominate broadband technologies offered by local exchange carriers and cable companies – while each of those technologies are available to more than half of all cites with more than 100,000 in population.

That same report specifically points to the potential of satellite technology as an essential element of bringing broadband to many rural and high-cost areas: “Satellites may therefore be an attractive alternative for remote locations that cannot be economically connected via other last-mile technologies. These systems are not constrained by distance and offer the opportunity to leap directly to broadband service without upgrading existing terrestrial communications infrastructure.” If the merger is approved, the combined entity will have the ability to deliver high speed Internet access via satellite to virtually any rural resident.

Farmers, ranchers, small businesses and rural residents, in general, live in circumstances where weather and news are an essential part of their everyday lives. Rural residents rely upon local broadcasters to keep them informed, especially regarding the weather. This proposal will significantly advance the goal of delivering local-to-local broadcasting to more rural markets. The spectrum efficiencies achieved by combining the capacity of EchoStar Communications and DirecTV will enable the combined entity to deliver local broadcast signals to more than 100 markets — a significant expansion of today’s circumstances where only about 40 local markets are able to receive local-to-local broadcast signals via satellite.

For these reasons, the American Farm Bureau Federation believes that the proposed merger is good for rural America. It will help revitalize rural communities and small businesses and improve the quality of life of American farm and ranch families.

We urge you to support the EchoStar-DirecTV merger.

Sincerely,

/s/ Bob Stallman
Bob Stallman
President

[Letterhead of American Homeowners Grassroots Alliance]

March 12, 2002

Honorable Michael K. Powell
Federal Communications Commission
Docket #01-348
445 12th Street, SW
Washington, DC 20554

Dear Chairman Powell:

The American Homeowners Grassroots Alliance (AHGA) is a consumer advocacy organization representing the interests of the nation’s 72 million homeowners.

We have studied carefully the proposed merger of the direct broadcast satellite television companies EchoStar and DIRECTV, and are convinced that the merger would be in the national interest, and in the interest of homeowners specifically. In addition several merger conditions, offered by the companies and likely to be adopted by the federal government, will make the merger an even better deal for homeowners and other consumers.

The principal objection to the merger is that it would result in a single company having some 90% of the direct broadcast satellite business. At first glance this would appear to result in a non-competitive monopoly situation.

However, it is our view that the more important area of competition is within the total pay television industry, where the two companies represent only 17% of the industry. The cable companies, each of which currently is a virtual monopoly within the geographic region(s) in which it is established, represent eighty percent of the pay television industry. The merger will result in a stronger competitor to the cable companies in the area of pay TV, both in terms of price and service, and homeowners and other consumers will benefit from both. To protect homeowners and others who live outside current cable service areas we are urging that an enforceable guarantee be put in place so that monthly service fees for all satellite services in rural areas be no more than those monthly service fees in urban areas where there is cable competition. We are pleased that the CEO’s of both EchoStar and DIRECTV have recognized this area of concern and pledged that they will continue to apply a uniform national pricing policy to their services. This commitment should encourage the federal government to put this in writing as part of the merger approval.

It is important that the new company maintain a commitment to public interest programming. One benefit of the merger is that the new company would be able to use the newly available spectrum, made possible by the elimination of duplicative programming, to broadcast additional public interest programming. The availability of new spectrum and the company’s positive response to concerns regarding uniform national pricing give us confidence that the company is concerned about its social responsibility and will make a commitment to public interest programming that will be satisfactory to homeowners and other consumers.

In addition to improving the quality and value of television service, the proposed merger would also benefit homeowners and other consumers who wish to have high-speed Internet access in their homes. Satellite technology can and does provide this service, competing with both cable and telephone companies as well as providing the service in rural areas where high-speed Internet service is otherwise unavailable. Approval of the merger will make satellite-based Internet access a more competitive alternative in this increasingly important area, and will, as a secondary benefit, increase the productivity and competitive position of millions of homeowners who utilize home-based offices to earn their livings. Uniform national pricing policies will assure the same price for rural customers as is offered consumers in competitive urban markets.

AHGA respectfully urges your support for the proposed merger. It benefits consumers as proposed. With several additional safeguards proposed by AHGA and other consumer organizations as conditions of the government’s approval, homeowners will be even better off. Thank you for your attention to this letter.

Sincerely,

/s/ Beth D. Hahn
Beth D. Hahn
President

[Letterhead of Americans for Tax Reform]

January 4, 2002

Chairman Michael K. Powell
Federal Communications Commission
445 12th St. S.W.
Washington DC 20554

Dear Chairman Powell:

            While both parties debate the shape of a government sponsored economic stimulus package, the free enterprise system has one ready to go in the communications industry with the proposed merger of EchoStar and DIRECTV.

            This merger would stimulate the markets for both pay-TV and consumer broadband services by creating a new company capable of making consumers an enriched offer. The merged companies could use their combined spectrum to carry local channels in more than twice the number of markets where the two separate companies each carry them today, increasing satellite's competitive appeal.

            In broadband services, the new EchoStar would break new ground with nationwide delivery of broadband services by satellite at uniform prices affordable to the average American family. Any home could receive high-speed Internet and other broadband services, urban, rural or suburban. The Digital Divide could close quickly.

            Satellite-delivered broadband would give consumers some badly needed competitive options to cable modems or DSL service from the regional Bells. This merger would raise the ante of the competition. It’s sadly ironic that opponents of competition would hide behind the smokescreen of antitrust policy as they try to block this merger. They would cynically have you consider the satellite TV market in a vacuum and ignore its role as a competitor with cable in the larger pay-TV market. Yes, EchoStar and DIRECTV represent 90% of the satellite-TV market. Much more important, their combined market share represents only 17% of the pay-TV market, compared to 80% for cable.

            In today’s technologically charged communications industry, it’s clear that competitive choice has to come through competition across technologies. The new EchoStar would expand that kind of competition and provide a market-based competition for the cable companies and Bells. A timely approval of this merger without burdensome conditions is clearly in the public interest.

Onward, /s/ Grover G. Norquist Grover G. Norquist

BEFORE THE
FEDERAL COMMUNICATIONS COMMISSION
WASHINGTON, D.C. 20554

In the Matter of EchoStar Communications Corporation General Motors Corporation, and Hughes Electronics Corporation	) ) ) ) )	CS Docket No. 01-348
To: The Commission

COMMENTS OF CIRCUIT CITY STORES, INC.

     Circuit City Stores, Inc. (“Circuit City”) respectfully submits these comments urging the Commission to grant the applications requesting consent to the transfer of control of licenses and authorizations held by Hughes Electronics Corporation (“Hughes”) and its subsidiaries and affiliates, and by EchoStar Communications Corporation’s (“EchoStar”) subsidiaries and affiliates, to EchoStar.

     Circuit City is a leading national retailer of brand name consumer electronics products. Circuit City offers its customers satellite-based multichannel video programming services and equipment, including those available from DirecTV. Circuit City thus is one of DirecTV’s largest commercial customers, and a potential commercial customer of EchoStar. Circuit City’s business in selling customer premises equipment and services for multichannel video program distribution is a core component of its audiovisual consumer electronics business. Therefore, if anyone were to be concerned over the merger of the two national suppliers of the consumer satellite portion of the MVPD market, it would be Circuit City. Nevertheless, Circuit City believes that the merger between EchoStar and Hughes is in the public interest and encourages the Commission to approve all of the necessary license transfers.

        Circuit City found the following factors determinative in deciding to urge the Commission to approve these license transfers:

1.	The market for MVPD services and customer premises equipment is dominated by cable industry providers.

        While DirecTV and EchoStar are at present, respectively, the third and seventh-largest individual multichannel video distributor companies, their combined market share is approximately 18%.1 The balance is controlled by cable operators that purportedly enjoy substantially lower customer acquisition costs. As a major commercial vendor and advertiser in this market, Circuit City pays close attention to its competitive dynamics. It is striking that, though in competition for customers throughout the United States, DirecTV and EchoStar have seldom aimed advertisements at each other’s services. This is because they are well aware that their real competition is with cable operators who enjoy massive market share advantage in all markets in which they compete.

        When DBS service was digital and cable service was still analog, it was generally perceived that DBS providers, though bearing higher costs, offered a superior product with significant competitive advantages for many consumers. In the era of digital cable boxes and upgraded digital distribution networks, however, cable operators now enjoy a suite of competitive advantages that require a

1 Eighth Annual Report, In the Matter of Annual Assessment of Competition in the Market for the Delivery of Video Programming, CS Docket No. 01-129, Section II.B and Table C-3 (Released Jan. 14, 2002). The DBS share is generally lower in urban and suburban areas and higher in rural areas. It is, however, precisely in rural areas that consumers are likely to be un-served or ill-served by cable operators. As is discussed below, the proposed merger seems vital to providing the spectrum tools necessary to allow these DBS providers to offer rural customers a level of service comparable to that presently available from cable operators to urban and suburban consumers. The applicants have pledged that the surviving entity will not discriminate against rural customers based on the lesser level of competition presently provided by cable operators.

2

response by DBS providers that is well beyond their ability to implement through further increases in the efficiency of operations as they are presently structured. These advantages include customer acquisition cost, number of local broadcast channels in all markets served, and synergistic offerings of other broadband services such as Internet access, telephony, games, and other new products.

2.	To counter cable industry advantages, DBS providers must achieve further efficiencies available only through the proposed merger.

        Cable providers generally do not duplicate each others’ signal distribution infrastructure. Most homes have only one cable service available to them and are limited in selection of customer premises equipment to that provided by the cable provider. By contrast, MVPD distribution by DBS results in wasteful repetition of about 90% of the available spectrum. This waste of valuable spectrum limits the offering of a full suite of services by DBS providers to only the largest markets.2

        The burden of wasteful duplication is felt, in particular, with respect to conveyance of local broadcast channels. Television antennas are not a major product category for Circuit City, in part because most consumers who invest in an MVPD service are not interested in switching antennas in and out of the line, no matter how convenient this may be. Consumers, instead, expect to receive at least some local channels as a basic part of any MVPD service. However, in order to be able to offer local television channels at all, DBS MVPD providers were put under full must carry obligations. At present, these limit the local television markets that EchoStar or DirecTV can serve to a total of 42. Efficiencies from the license transfer

2 Even in these, as we discuss below, the license transfer is necessary in order for these DBS providers to offer potentially effective competition in interactive broadband data services.

3

are expected to allow service to more than 100, in all states, covering about 85 percent of U.S. households.3 DBS providers can no longer afford to labor under a competitive disadvantage with respect to local broadcaster carriage, and it is unfair to customers outside of the largest markets that they currently have no choice in MVPD providers when considering local station options.

        The present inefficient use of spectrum is equally damaging with respect to offering broadband services to consumers, and in particular to rural consumers. In the 1996 Telecommunications Act the Commission was directed specifically, in section 706, to encourage the deployment of such services on a reasonable and timely basis. While deploying such interactive services is both technically challenging and capital intensive for a DBS provider, the benefit to rural areas can be significant and immediate. The transfer of licenses, in addition to building a more viable customer base, will also combine available spectrum so as to make more manageable the technological challenge in providing interactive satellite services. This step seems essential to accomplishing the goal set by the Congress, and in providing a full suite of services to rural, as well as urban and suburban, consumers. Circuit City, which in its “Broadband Stations” strives to promote broadband opportunities to fit the needs of all customers, considers it an important goal.

3.	The national interest in the transition to HDTV cannot afford to forego the bandwidth efficiencies offered by the transfer of licenses.

        One thing that Circuit City and others involved in the DTV transition have learned is that, even in a broadband era, bandwidth is far from free. Its scarcity has caused hard choices in “must carry” debates for all MVPDs, and has forced

3 See Consolidated Application for Authority to Transfer Control at Section II.B.

4

distributors to choose between the number of channels carried and the quality of service made available to consumers.

        Circuit City’s experience has been that when consumers are exposed to the advantages offered by HDTV, they will choose it if there is any prospect that compelling content will be offered by programmers and carried by distributors. Cable compatibility issues as to customer premises equipment are now being addressed, so as to offer at least some hope that obstacles will be eliminated in the cable MVPD context. In the satellite context, it is a simple necessity that, if HDTV is to be offered more broadly, bandwidth must be used with absolute maximum efficiency. This is possible only through the transfer of the licenses in question. This transfer, through more efficient use, is expected to make available up to a dozen HDTV channels.

        While the MVPD device market is a major sector for Circuit City, of course we sell large screen displays, an increasing percentage of which are HDTV-capable. The additional HDTV content distribution afforded by this transaction would represent a very significant increase in the modest amount presently available, and should greatly increase consumer confidence in the future of this format. The broader offer of HDTV content by a satellite MVPD provider will most certainly spur competition in this area from cable operators and necessarily help speed the rollout of this technology nationally. It should further drive the sales of these displays, leading to additional reductions in their cost. In turn, the widespread presence of HDTV displays in homes should lead to competitive offerings of other leading edge digital products and services.

***

5

     As a retailer that hopes to offer consumers a range of customer premises devices for both cable and satellite MVPD services, Circuit City is well aware that this transfer of licenses would eliminate one potential competitive choice. In the larger scheme, however, we view it as making possible vital head-to-head competition between cable and DBS providers, with each taking maximum advantage of its service’s inherent efficiencies. Consumers are unable to enjoy such a market today. The transfer in question would bring it a major step closer to fruition.

     For the reasons set forth above, Circuit City respectfully urges the Commission to approve the transfer of control of the Hughes and General Motors licenses and authorizations to EchoStar.

Respectfully submitted,

CIRCUIT CITY STORES, INC.

-s- Alan McCollough Alan McCollough President and CEO

-s- W. Stephen Cannon W. Stephen Cannon Sr. Vice President and General Counsel Circuit City Stores, Inc. 9950 Mayland Drive Richmond, VA 23233 (804) 527-4014

Of Counsel

Robert S. Schwartz McDermott, Will & Emery 600 13th Street, N.W. Washington, D.C. 20005 (202) 756-8081

February 4, 2002

6

]

CERTIFICATE OF SERVICE

        I, Janet Davis, a secretary with the law firm of McDermott, Will & Emery, hereby certify that true copies of the foregoing Comments of Circuit City Stores, Inc. In the Matter of EchoStar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation, CS Docket No. 01-348, were filed via ECFS and in accordance with the filing instructions set forth in the Public Notice issued on January 11, 2002 (DA 01-3005).

-s- Janet Davis Janet Davis

7

[Letterhead of Council for Citizens for Against Government Waste]

April 12, 2002

The Honorable Michael Powell
Federal Communications Commission
445 12th Street SW
Washington, DC 20554

Dear Mr. Powell:

            I am writing on behalf of the more than one million members and supporters of Citizens Against Government Waste to express support of the proposed merger of satellite TV carriers EchoStar and DirecTV.

            With the rapid expansion of technology, the government is trying to keep pace in making the latest developments available in all parts of the country.  Unfortunately, due to burdensome regulations and other obstacles, the government’s methods have proved to be ineffective and costly.

            For example, federal funding for programs aimed at closing the so-called “digital divide” reached an all-time high in fiscal 2001.  In fiscal 2002, the government continues to spend hundreds of millions of dollars on such programs. For example, Congress appropriated $700.5 million for the Education Technology Block Grant program, $32.5 million for Department of Education’s Community Technology Centers Program, and $15 million for the Department of Commerce’s Technology Opportunities Program. The merger would help eliminate government interference in this emerging market place.

            Through this merger, consumers in the cattle country of Montana or the under-served neighborhoods of our big cities would have immediate access to broadband. It would be provided at the same affordable uniform price available to suburbanites, many of who already have competitive options for broadband services. In addition, the merger will also provide the benefits of a new level of competition in both pay-TV and broadband services. Currently, cable TV companies hold 80 percent of the pay-TV market, while the regional Bell companies control 86 percent of the DSL broadband market. EchoStar and DirecTV would add to their local programming and be able to compete more effectively in both markets.

            This is clearly a merger that would actively serve the public interest. I urge you to let the free enterprise system work and approve this merger promptly and without extensive conditions.

Sincerely, /s/ Thomas Schatz

January 30, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re: Proceeding 01-348

Dear Chairman Powell:

In the near future your agency will have the opportunity to let the proposed merger of EchoStar and DIRECTV proceed without delay or crippling conditions. On behalf of the 300,000 members of Citizens for a Sound Economy, I encourage you to take advantage of that opportunity. The merits of the merger certainly pass the public interest test and non-interference with it would also be welcome recognition of the property rights of the affected shareholders.

Satellite TV has provided a welcome competitive alternative to cable in the pay-TV market. The combined EchoStar and DIRECTV could make much more productive use of their now redundant broadcast spectrum and expand their competition with cable.

Since the two proposed merger partners represent approximately 90 percent of the still young satellite TV industry, some critics might ask you to block the merger on the narrow grounds that it would sharply reduce competition in the satellite TV market, while ignoring the expanded competitive benefits the merger would bring to the much larger pay-TV market.

Blocking the merger or unreasonably burdening it with conditions on the grounds of preserving competition in the satellite TV market would be unwarranted for two reasons: First, it presumes that no new technology will appear to compete with satellite. This presumption ignores the history of satellite itself, which was developed as a competitive technology to cable. And second, the combined satellite firm could compete with cable’s lower cost structure and huge edge in national broadband deployment. The combined company would also have the critical mass of subscribers to qualify for the discounts that programming providers now give to the biggest cable companies.

For the sake of perspective, let’s also keep in mind that EchoStar and DIRECTV between them can only claim 18 percent of the national pay-TV market, while the big cable companies hold 78 percent. Approval of this merger would not only bring more competitive choice to consumers, it would be a welcome endorsement by government of the free enterprise system.

Sincerely

Jason Thomas CSE Staff Economist

[Letterhead of Congress of the United States - House of Representatives]

May 16, 2002

The Honorable John Ashcroft
Attorney General
Department of Justice
950 Pennsylvania Avenue, N.W.
Washington, D.C. 20530

Dear Attorney General Ashcroft:

The announced merger between EchoStar Communications (DISH Network) and Hughes Electronics (DirecTV) is a significant step in the pay television industry, and very important to the state of Colorado.

The merger between America’s two largest satellite television providers can be a benefit to consumers if their interests are addressed and safeguarded in the merger. It is my hope that you will evaluate the benefits of the merger on their merits and adopt a plan that ensures competition in the pay television market as a whole and protects those with no alternative.

Many satellite television consumers have cable television as a competitive option for service, yet many do not. Such is the case in many of the small towns in the rural area I represent.

In order for all consumers to continue to receive the benefits of competition in the pay television industry, it is vital that the merged EchoStar entity price its services on a nationwide basis. In doing so, all consumers benefit from the satellite-based television prices, which are determined by taking into consideration the extensive competition that currently exists in most areas of the country.

The potential benefits of the proposed merger, such as enhanced services and EchoStar’s proposed nation-wide local station service, are considerable. For these reasons, I believe the merger proposal merits your prompt and thorough review.

Thank you for considering my views as they relate to the future of satellite television service.

Very truly yours,

/s/ Bob Schaffer
Bob Schaffer
Member of Congress
from Colorado

[CONGRESSMAN DICK ARMEY LETTERHEAD]

April 16, 2002

The Honorable Michael Powell
Chairman, Federal Communications Commission
445 Twelfth Street SW
Washington, DC 20554

Dear Chairman Powell:

        As you may know, I have great interest and have spent substantial time and Energy being involved in public policy questions surrounding the technology and telecommunications industries. I have marveled at this high-tech revolution, the greatest economic event of my lifetime, and the great opportunities it provides for all Americans. Aside from being the economic engine of our economy, technological innovations have already delivered greater access to information, entertainment, and communications in all it’s forms — and has the promise to do even more in the future.

        Despite my interest, I am not personally in the business of delivering technology services to customers — the entrepreneurs and inventors in our society have taken care of that. My job as Majority Leader has been to do my best to ensure that the legislative and regulatory landscape keeps the heavy foot of government off the necks of these growing businesses so customers and sellers can reach their own deals without our “expertise” getting in the way.

        For that reason, I believe that the merger between Echostar and Hughes Electronics (DirecTV) should be allowed to proceed. These companies have obviously determined that consumers would have access to more services through the combined company than would otherwise be available, including not only more channels to choose from, but also more different types of television offerings — like expanded high-definition television, pay-per-view, high-speed Internet access and video-on-demand.

        Without the merger, these companies have indicated that they will not have the market presence necessary to meet those needs and still compete with other competitors seeking to provide the same package of services — including cable, DSL lines from telephone providers and wireless services. Customers will be better able to determine Whether they are able and willing to pay for the services the merged company plans to market than Congress or any federal agency. Why should we make the choice for consumers what they should or should not purchase and at what price?

        Opponents of the merger have raised the concern that the combined company will control too much of the available spectrum allocated for satellite broadcasting. I am sympathetic to the view that this limitation on spectrum is potentially a government-imposed barrier to entry for future competitors in the satellite broadcast market, even though there will be competition from other technologies like cable, DSL and wireless. However, in my view the solution to this potential problem is not to block the merger, but to improve the spectrum allocation process.

        Increasingly, it has become clear that the current method of allocating spectrum in chunks dedicated to specific technologies has not proved efficient. Some spectrum is so available that it is unused, while other spectrum yields billions of dollars in auctions. Rather than block the merger, or impose spectrum conditions on the merger, the FCC should look at reforming the spectrum allocation process to allow more flexibility in use. Allowing market forces to help direct how spectrum investments are made will create more efficient use, faster innovation, more incentive to share while minimizing “squatting” or existing spectrum and consequently better services for consumers.

        Spectrum allocation is a challenge on a number of different fronts — don’t make satellite TV customers wait until those challenges are met. Allow companies to determine how best to provide service to their customers; let customers determine for themselves what they are willing to pay for and from whom; and create more market flexibility in the allocation of spectrum to resolve conflicts in all technologies. These are not mutually exclusive goals.

        I request that you consider these views to the extent possible under all applicable federal laws and regulations. In addition, I ask that these comments be entered into the formal record and made available to all interested parties. Thank you for your attention to this important issue.

Sincerely,

-s- Dick Armey

DICK ARMEY House Majority Leader

[Letterhead of Defenders of Property Rights]

May 6, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Dear Chairman Powell:

            This letter is to express our strong support for a proposed merger between EchoStar and DIRECTV. This merger represents a free market solution to the current public policy problem of limited market access and would breathe new life into a television market long dominated by cable companies.

            As the only national public interest legal foundation dedicated exclusively to property rights protection, Defenders of Property Rights is pleased to express support for agency proposals that will enhance the free market economy. Our large national membership stands behind the fundamental principle of free market enterprise made possible by the vigorous defense of private property rights.

            As we understand it, this proposed merger provides a solution for many rural communities across the country who are even today without cable television access. We further understand that EchoStar and DIRECTV have agreed to maintain fair pricing for rural service to ensure that consumers in those communities will not be exploited simply because their new satellite service is the only television service available.

            In short, this merger proposal seems exactly the kind of innovative, market-based solution this administration supports.

            Please feel free to contact me should you should to discuss this matter.

Yours truly, /s/ Nancie G. Marzulla Nancie G. Marzulla President

FRONTIERS OF FREEDOM

12011 LEE JACKSON MEM. HWY.  •  SUITE 310  •  FAIRFAX, VIRGINIA 22033
Phone (703) 246-0110  •  (888) 8-RIGHTS  •  Fax (703) 246-0129  •  www.ff.org

U.S. Senator Malcolm Wallop (ret.)
Chairman

January 10, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Dear Chairman Powell:

With free enterprise under fire and losing ground in many areas of the communications industry, we should be grateful for the proposed merger of EchoStar and DirecTV.

The separate efforts of these two satellite TV companies have brought competitive choice to a pay-TV sector that otherwise would be a series of cable monopoly fiefdoms. Their success in gaining a beachhead of 17 percent market share against the cable companies’ 80 percent underscores the reality that the best hope for widespread competition in communications lies with competition across technologies, more than between companies.

Operating as one merged company, EchoStar and DirecTV could turn up the heat of competition by making consumers a better offer. Their combined broadcast spectrum and financial assets would enable them to carry local stations in more than double the number of markets each one of them carries those stations in today. This would eliminate a major obstacle to satellite’s ability to make a competitive offer to cable customers.

But this merger would encourage and promote competition well beyond programming choices. The merged EchoStar/DirecTV would deliver high-speed Internet access and other broadband services via satellite nationwide, in direct competition with cable and the regional Bell companies. In rural states like Wyoming, which I represented in the U.S. Senate for 17 years, broadband service delivered over satellite at one national price would be an affordable economic lifeline into the digital future.

If public interest were the only real test for this merger, approval would re assured. But as you well know, it will have to stand the test of self-interested parties who will seek to kill it or saddle it with enough unreasonable conditions to negate its huge competitive benefits.

I urge you to stand up for this free enterprise initiative in a market that so clearly needs it, and give this merger the approval it so clearly deserves.

Sincerely,

[Letterhead of United States Senate]

April 10, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Room 8A201
Washington, DC 20554

Dear Chairman Powell:

            In Georgia, one out of every four homes is served by direct broadcast satellite (DBS) service. DBS has proved to be an effective competitor to cable providers in the multi-channel video marketplace.

            These companies are also among the fiercest competitors in offering broadband services along with DSL service. As you know, much of my state is rural and does not currently have an option for receiving affordable, high speed Internet service. The proponents of the Echostar-DirecTV merger state that the combined company will be able to deliver high speed service to the entire country at a nationwide rate. As you know, high speed service is not a luxury, but it is becoming necessary to deliver business and educational material. As you review this merger at the FCC, I hope you will review the opportunity this presents for ensuring that more Americans, especially those in rural and traditionally underserved areas, have access to high speed Internet service.

            Additionally, the role of the local broadcaster is an important one in our society. Local broadcasters deliver the news that their audience want to know and, in many cases, need to know for emergency purposes. Ensuring that local stations will be available to citizens via whatever means of multi-channel provider they choose is demonstrably in the public interest. Currently, Georgia DBS customers in only two designated market areas in the entire state are able to receive their local channels. EchoStar and DirecTV have stated the combined company would be able to carry local television programming in all 210 markets. I hope you will evaluate this claim as you review the merger.

             Thank you for your service to this country, and your attention to these important policy matters.

Most respectfully, /s/ Max Cleland Max Cleland United States Senator

[Letterhead of Independent Women’s Forum]

March 26, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Dear Chairman Powell:

            As the woman’s voice for freedom and free enterprise, the Independent Women’s Forum strongly supports the proposed merger of DirecTV and Echostar.

            With its combined broadcast spectrum, the post merger company would offer not only satellite access to local broadcast channels for all Americans, but also satellite delivered broadband service to every home and business in the country at one uniform price. This merger will achieve a simple, free enterprise solution to the much-discussed “digital divide” problem, with no cost to taxpayers and no need for special government programs.

            While widespread deployment of affordable broadband is clearly in the national interest, it has particularly important implications for American women. Although there have been significant social changes over the last 30 years, women still carry the heavy end of the work/family balancing act. More often than not, women are the ones who sacrifice their career or education and they are the ones who stay at home, meet the day-to-day demands of a family and primarily assist in their children’s education. The more that we can make broadband services available to all American homes, urban and rural, the more women will be able to embrace the opportunities this technology provides for telecommuting, small business operation, education continuance or easing the burden of everyday tasks.

            In addition to supporting the DirecTV merger for the economic benefits that accessible, affordable broadband would bring to women, we also support the merger for the additional scope it would bring to TV programming. The combined spectrum and elimination of duplicative programming would mean more niche programming addressing the special needs and interests of women.

            As a professional economist, the most important attribute of this merger is the increased competition it will pose to cable companies in local markets. While the decreased operating costs due to economies of scale inherent in this merger may well benefit consumers, the basic economics of this decision are simple: competition means more choices, higher quality, and lower prices for customers. Moreover, although it is true that all consumers would benefit from the new level of competition the merged company would bring to both the pay-TV and broadband services markets, the merger could create substantial opportunities for American women. It is for their sake that the Independent Women’s Forum urges you and the Federal Communications Commission to approve this merger promptly and without substantive changes.

             Thank you for your cooperation.

Sincerely, /s/ Nancy M. Pfotenhauer Nancy M. Pfotenhauer President

League of United Latin American Citizens

February 5, 2002

Chairman Michael Powell
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

Docket # 01-348.

Dear Chairman Powell:

The League of United Latin American Citizens (LULAC), the oldest and largest Hispanic civil rights organization in the nation, believes that the proposed merger between satellite television providers EchoStar and DIRECTV would provide improved communications services to the nation’s Hispanic community and we are writing to advise you of our support.

The goal of LULAC’s “Empower Hispanic America with Technology” project is to break down the digital divide that keeps telecommunications technology out of reach of Hispanic Americans. This digital divide puts millions of the nation’s Latinos — especially those living in rural areas — at a great technological and educational disadvantage. We believe this merger is the best way to provide access to affordable high speed Internet service — broadband — to these disadvantaged Americans. We are concerned that, absent the merger, nationwide satellite broadband service will not be realized for many years. We understand that the merger will allow for the necessary investment in satellite technology to deploy satellite-delivered broadband, service that other industries have been unable to provide. As a matter of national technology policy, it is unacceptable to create a situation whereby only homes that are passed by digital cable or fiber-optic telephone lines have broadband access when such service could also be made available to all homes via a satellite alternative.

In addition, diverse programming is very important to our members — from family entertainment and educational shows to news and weather in Spanish and international sports coverage. Over the years both EchoStar and DIRECTV have offered a great deal of programming for Spanish-dominant and bilingual households, but the potential exists for even more. We believe the merger would benefit Hispanic Americans by freeing up wasted spectrum, thereby allowing more independent networks, more Spanish language programming, including programming from Caribbean, Latin American, and South American countries.

Finally, the two companies have been friends of the Latino community. Twenty percent of Echostar’s 11,500 employees are of Hispanic origin, DIRECTV employs more than 800 bilingual workers to support the DIRECTV PARA TODOS™, and DIRECTV English-language services.

We believe this merger is pro-consumer, pro-competition, and would put fast, affordable, broadband service into Hispanic communities across the country. We urge you to support its approval.

Sincerely,

Rick Dovalina
LULAC National President

2000 L Street, NW, Suite 610  •  Washington, DC 20036  •  (202) 833-6130  •  FAX (202) 833-6135

[Letterhead of Congress of the United States]

May 17, 2002

Honorable Michael Powell
Chairman
Federal Communication Commission
445 12th Street, S.W.
Washington, D.C. 20554

Ref. Docket: 01-348

Dear Chairman Powell:

            I am writing to you in regard to the proposed merger between EchoStar Communications and Direct TV. The benefits to consumers will mean programming choices and competitive pricing to rural residents throughout the State of Louisiana.

            This new company will break the exiting digital divide and bring a virtual third line, similar to the bundled offerings of video and data by cable, into the homes that cable has deemed too expensive to serve. The merger between EchoStar and Direct TV will offer one pricing plan, more programmable channels and high-speed Internet access. The digital divide that exists between many rural areas, especially businesses and schools that is due to lack of access to cable modern service or DSL, will no longer exist because of the satellite platform in place.

            This merger has the potential to greatly improve competition in two markets: pay TV and high-speed Internet access. The merged company will be able to eliminate duplicative programming within the much broader spectrum that will be available to it. It will offer local-to-local broadcasting to all markets and enable everyone to be on a more level footing for both television and Internet customers. This is our opportunity to remain competitive and proved opportunities for rural residents to stay in touch with the newest technology in the world.

            Many times one of the biggest hurdles in economic development is overcoming the so-called “digital divide”. The combined company will be able to provide high-speed Internet and broadband service at competitive prices.

            I appreciate your consideration of my views and I ask that you review the facts and consider the benefits of this merger.

Sincerely, /s/ William J. Jefferson William J. Jefferson Member of Congress

[Letterhead of Congress of the United States - House of Representatives]

May 16, 2002

Dear

When I first answered your letter expressing support for the merger of EchoStar and DirecTV, I told you that I had not formulated a final position in this because it did not appear to me likely to come before Congress, but I did indicate that I was inclined to support it. While it still seems to be unlikely that Congress will act on this in a formal way, because it is an issue that affects many of the people I represent, and because some of my Congressional colleagues have been trying to exercise their influence to have the merger rejected, I thought it appropriate for me to give it further thought and express a definite opinion.

Based on my analysis, both as a matter of national anti-trust policy and in terms of the impact I believe it will have on people I represent especially in Southeastern Massachusetts, I support the merger.

Unfortunately, the 1996 Telecommunications Act, which I voted against, phased out cable rate regulation. It promised consumers that increased competition would lower cable prices. The law assumed that the elimination of legal barriers to entering the cable business would provide competition from local telephone companies, electric utilities and others. But instead the opposite has occurred. Verizon has abandoned its efforts to compete with cable television, electric utilities have had difficulty entering the market, and cable companies have merged together to create large unregulated entities which enjoy monopoly status in most communities. The end result has been that there is almost no competition and that cable prices have spiraled out of control. Satellite TV is the best way to promote competition to cable TV, and the EchoStar/DirecTV merger will allow satellite providers in many areas – including southeastern Massachusetts – to provide full local channel coverage, which is currently not available.

A combined DBS provider will also produce competition in the high-speed internet market. Several areas in Massachusetts still do not have access to DSL or cable modems service. DBS will be able to provide high-speed internet service to these areas as well as provide competition in the areas that are already being served.

While some of my colleagues have expressed concern regarding further consolidation in the satellite industry, I believe that any antitrust issues related to satellite mergers should be viewed in the overall context that includes cable and satellite service. The current system has cable companies acting as a defacto monopoly in most places. Consumers deserve a competitive alternative and I believe that a combined DBS provider would be just that.

/s/ Barney Frank Barney Frank

[Letterhead of Congress of the United States - House of Representatives]

April 4, 2002

Chairman Michael Powell
Federal Communications Commission
445 12th Street Southwest
Washington, D.C. 20554

Dear Chairman Powell:

            In December, I joined a group of other House members representing rural districts in writing to you with our serious concerns about the proposed merger of EchoStar and DIRECTV. For many of our constituents, satellite service is the only source of multi-channel video programming. My rural colleagues and I wanted safeguards in place to assure that the merger would protect rural America from possible monopolistic actions, including unfair pricing, lack of choice among programming, and restricted access to vital local telecommunication services.

            It is my understanding that EchoStar CEO Charles Ergen has publicly stated that the two companies have offered binding commitments that the merger’s benefits will be shared equally in all parts of the country. These assurances include provisions to offer one national price plan that is competitive with most cable services, and that the flat rate will apply even in rural areas, where most people are beyond the reach of cable. Additionally, the commitment includes guaranteed local broadcasting in all 210 nationwide markets and the deployment of high-speed internet access within two years.

            If the above assurances are included in the final provisions, I believe that the merger should receive every consideration from both the Department of Justice and the Federal Communications Commission. With these safeguards in place, I am enthusiastic about the potential services that would benefit both urban and rural America. Moreover, with the delivery of satellite internet access, much of Missouri will receive the benefit of cable, DSL, and satellite competition. The EchoStar/DIRECTV merger could ensure that rural residents of Missouri will never again have to worry about being stranded on the wrong side of the “Digital Divide.” My confidence is reinforced further with the endorsement of the Missouri State Chamber of Commerce.

            As you know, rural America has a long history of standing at the end of the trough when it comes to receiving the benefits of advanced telecommunication services. The EchoStar/DIRECTV merger could represent a welcome chance to change that. I urge you to ensure rural safeguards and give every consideration to this proposed merger.

Sincerely, /s/ Sam Graves Sam Graves Member of Congress

January 28, 2002

Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re: (Proceeding 01-348)

Dear Mr. Powell:

As the power and versatility of broadband technology become more apparent, so does its potential to provide access to high-quality health care through applications of telemedicine. That’s why I urge you to grant speedy approval to the proposed merger of satellite TV carriers EchoStar and DIRECTV.

While I am generally aware of the competitive benefits this merger would bring to the pay-TV market, the membership of the National Alliance of Medical Researchers and Teaching Physicians enthusiastically supports this merger on the basis of what it could do for telemedicine alone. Telemedicine is not a new concept. The medical profession has long recognized the value of being able to examine patients, review test results and in some cases even provide treatment over long distances via broadband, multimedia connections.

Where telemedicine applications have been tried, results have been dramatically successful. Like so many other advanced telecom services, however, telemedicine has been sharply limited by the scarcity of affordable broadband connections, especially on local telephone networks.

The EchoStar-DIRECTV merger would solve that problem by making broadband easily accessible from every home in every suburb, rural county and inner-city neighborhood in America. The “Digital Divide” would shrink from a chasm to a small fissure.

The evidence that this merger is in the public interest is powerful and varied. You would be meeting your public responsibility, however, even if you approved the merger solely on the basis of its effect on America’s ability to benefit from telemedicine.

Thank you for your time and consideration.

Sincerely,

David Charles, MD

January 17, 2002

The Honorable Michael K. Powell
Chairman, Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Dear Chairman Powell:

     The proposed merger of EchoStar and DIRECTV represents a major opportunity for government to practice the wisdom of doing most by doing least. The leadership of the National Center of Public Policy Research urges you and your organization to avoid government interference with this merger.

     We believe it is clearly in the public interest to allow this merger to go forward without delay. Permit me to share our reasoning.

     In the classic free-market tradition, the merger would hold down costs and improve service in the pay-TV market by introducing a significant new level of competition. EchoStar and DIRECTV together could make dramatically more effective use of their combined broadcast spectrum, a finite and valuable commodity that cannot be reproduced.

     The National Center for Public Policy Research feels strongly that the dynamics of a free market and not government programs represent the best opportunity for minority people to make full use of broadband technology. By providing satellite-based broadband services to all areas of America at one uniform price, the post-merger company will add significantly to the free market options for obtaining broadband services.

     This is clearly a competition-expanding merger. Attempts to block it on antirust grounds are cynical and self-serving. The pay-TV market needs the competitive stimulus this merger offers, and we hope it will have your support.

Yours most sincerely,

Amy Ridenour
President

[Letterhead of National Conference of Black Mayors, Inc.]

RESOLUTION 5

Title: IN SUPPORT OF THE ECHOSTAR PETITION TO THE FEDERAL
COMMUNICATIONS COMMISSION RE MERGER

WHEREAS, it has been brought to the attention of the National Conference of Black Mayors, Inc. (NCBM) that the Federal Communications Commission (FCC) is considering, under consolidated CS Docket No. 01-348, applications for consent to transfer the control of licenses and authorizations held by Hughes Electronics Corporation and its subsidiaries and affiliates to EchoStar Communications Corporation, a Delaware corporation, and

WHEREAS, NCBM, an organization of more than 500 African-American Mayors from large urban centers to small rural municipalities, who are chief executives of communities with a combined population of more than 40 million, and whose communities have majority African-American populations or majority people of color populations, and

WHEREAS, with today’s telecommunications and information technology superhighway reaching into every state and influencing the educational success of our children and small and large business productivity for all of us, the importance of decisions such as the one the FCC is about to make has escalated dramatically, but unfortunately, millions of Americans, including large numbers of African-Americans as well as other people of color, still cannot enjoy affordable access to the resources of the high-speed internet services that so many mainstream communities across the country benefit from, and these tools shape how we transact business, how we interact with our local governments, and how we educate our children, and

WHEREAS, even though many of our constituents live in large urban areas where access to high-speed internet services is available, lack of competition in the marketplace keeps costs out of reach, and many studies have shown that lack of affordable access in these resource tools has put much of the African-American and people of color populations in large and small communities at a very serious disadvantage, and this disadvantage correlates too closely with the stubborn pockets of poverty that persist in our otherwise thriving communities.

NOW THEREFORE BE IT RESOLVED, that after careful evaluation of the EchoStar Communications Corporation proposal and an extensive review of the EchoStar Communication’s diversity history with communities of color, NCBM believes that a higher level of commitment and involvement by corporations like EchoStar to communities of color must be pursued, and the current proposal before the Federal Communications Commission seems to address many of these issues and concerns as it relates to our communities.

BE IT FURTHER RESOLVED, that NCBM urges the Federal Communications Commission to grant approval of the transfer of licenses and authorization from Hughes Electronics Corporation to EchoStar Communications Corporation, and that NCBM believes that people of color in our communities stand to gain significantly as a result of this action by the Federal Communication Commission.

On this 26th day of April, 2002

NATIONAL CONFERENCE OF BLACK MAYORS, INC.

Wellington E. Webb, Mayor

     /s/ Wellington E. Webb
President

ATTESTED:

Clarence W. Hawkins, Mayor

     /s/ Clarence W. Hawkins
Secretary

January 4, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, SW
Washington, D.C. 20554

Dear Chairman Powell:

     On behalf of the 335,000 members of the National Taxpayers Union, I write to express our view that the federal government should not interfere with the proposed merger of EchoStar and DIRECTV.

     Our review of this proposal indicates that it would very much be in the public interest. The post-merger company would bring the current level of competition between satellite TV and cable companies to a new level and offer the economic benefits of competitive choice.

     As you know, the scope of the satellite industry's competitive offer has been constrained by its limited ability to carry local TV stations. The combined broadcast spectrum of EchoStar and DIRECTV would substantially expand their ability to carry local TV programming and subsequently expand the scope of the competitive offer they could make to consumers. The greater the competitive choice, the better off consumers will be.

     There is an important taxpayer stake in the post-merger company's ability to deliver broadband services via satellite anywhere in the United States. Nationwide satellite delivery of broadband could further increase access to lower income Americans, thereby circumventing misguided calls for federal spending to resolve the supposed "Digital Divide." History has clearly shown that market-based solutions expand access to new technologies far faster than government-driven schemes.

     In the interests of both America's taxpayers and consumers, the National Taxpayers Union requests that you do everything possible to see that this merger is approved without significant delay or conditions.

Sincerely,

John Berthoud
President

108 North Alfred Street, Alexandria, VA 22314 · Telephone 703-683-5700 · Fax 703-683-5722 · NTU@NTU.ORG

[Letterhead of United States Senate]

May 23, 2002

The Honorable Mitchell Powell
Chairman
Federal Communication Commission
445 12th Street, S.W.
Washington, D.C. 20554

Dear Chairman Powell:

            I am writing with respect to the pending merger of EchoStar and DIRECTV. For many people in New Hampshire, satellite service is the only option available for multi-channel programming. I am concerned that the merger provide fair pricing, prompt service and cutting-edge programming and technology.

            Proponents have stated that the merger will benefit from the massive increase in Direct Broadcast Satellite capacity which will result in the elimination of duplicate programming. As a result, consumers will not only have access to national broadcasts, but local broadcasting with a digital-quality picture and CD-quality sound at competitive rates.

            I also understand that the merged company will be able to deliver meaningful satellite-based broadband – this is of particular importance to me as many rural areas do not have access to either cable or DSL broadband service.

            If concerns about rural service and fair competition are addressed in the final provisions, I believe that the merger should receive every consideration. Whatever the decision, however, it is clear that a decision needs to be made soon as possible. Many small businesses who directly or indirectly provide satellite television service are on hold awaiting a final determination by the Department of Justice and the Federal Trade Commission. This is having a negative effect on many of those businesses.

            I recognize that there are many aspects to consider before a decision can be made regarding such a complex merger; however, a quick resolution will allow consumers and business alike to move forward.

Sincerely, /s/ Bob Smith Bob Smith U.S. Senator

February 4, 2002

Chairman Michael Powell
Federal Communications Commission
445 12th Street, SW
Washington, DC 20554

RE: Proceeding # 01-348

Dear Chairman Powell:

I am writing to express concern over the lack of high-speed Internet access in rural states like North Dakota.

As Executive Director for the North Dakota Rural Firefighter’s Association, I am always looking for ways to make training dollars stretch further. However, we cannot take advantage of online training options because of the lack of high-speed Internet access. Many of these firefighters live in small communities who do not have access to high-speed Internet services like DSL or cable Internet.

But there’s another option that I’m aware of that would benefit rural North Dakotans – high-speed Internet access via a satellite dish. And I have heard that the formation of EchoStar from both DirecTV and Dish Network would provide competitively priced, high-speed Internet access. This would be a great option for those rural North Dakotans who live too far out of town to get high-speed DSL or cable Internet service.

I don’t know whether there will be a vote in the U.S. Senate on this issue, but I hope you can support this merger because of the great effects it will have on a rural state like North Dakota. We need options to help bridge the “digital divide.”

Sincerely,

[LETTERHEAD]

February 4, 2002

Honorable Michael Powell
Chairman
Federal Communications Commission
445 12th Street SW
Washington, DC 20554

Dear Chairman Powell:

The Ohio Council of Retail Merchants would like to go on record as strongly endorsing the proposed sale of Hughes Electronics Corp./DirecTV to EchoStar Communications Corp.

Among our members are many retailers who provide either DirecTV or EchoStar’s DISH Network service to Ohio customers. Also, many of our members use satellite television for their businesses, and the prospects of a stronger, merged company with greater resources and the capability to deliver more options to customers — in this case, our members — has great appeal.

We are especially intrigued at the possibilities for broadband use via satellite. The post-merger company will have a much better ability to provide high-speed Internet access, and given the importance of the Internet we are strongly in favor of any combination that increases broadband options for consumers and businesses.

We hope you will use your position as an influential representative to support the merger and move the approval process forward. This is a deal that makes good sense for consumers, including many of our members.

Thank you in advance for your consideration.

Sincerely,

John C. Mahoney, Jr. President, CEO	Joshua Sanders Legislative Affairs Director

February 4, 2002

Magalie Roman Salas, Esq.
Secretary
Federal Communications Commission
445 12th Street, S.W.
TW-B204
Washington, DC 20554

Re: Echostar Communications Corporation, General Motors Corporation, and Hughes Electronics Corporation, CS Docket No. 01-348

Dear Ms. Salas:

     The Progress & Freedom Foundation (“PFF” or “Foundation”), a private, nonprofit, non-partisan research institution established in 1993 to study the digital revolution and its implications for public policy, hereby submits these comments in the above referenced proceeding.1

     PFF’s research and analysis has for several years focused heavily on the convergence of computing and communications and the impact of that convergence on markets and competition. Our research has shown that what we refer to as the “digital revolution” has made possible new products and services delivered in a variety of new ways, reduced prices and costs, increased productivity and contributed dramatically to consumer choice and economic prosperity.2 PFF’s annual well-documented and oft-cited survey, The Digital Economy Fact Book, has chronicled the growth of the digital economy.3

     The Foundation participates in Commission proceedings where it believes the results of its research can be useful to the Commission in formulating sound public policy that maximizes the benefits of the digital revolution for consumers. Thus, the Foundation has, in the past, participated in proceedings relating to the market for

[1] The views contained in these comments are the views of the comments’ authors and do not necessarily reflect the views of its directors, officers or the staff of the Foundation.

[2] For citation to various authorities, See Comments of the Progress & Freedom Foundation, Inquiry Concerning the Deployment of Advanced Telecommunications Capability to all Americans, CC Docket No. 98-146, September 24, 2001; Reply Comments of the Progress & Freedom Foundation, Inquiry Concerning the Deployment of Advanced Telecommunications Capability to all Americans, CC Docket No. 98-146, October 5, 2001. See also Jeffrey A. Eisenach and Randolph J. May, Eds., Communications Deregulation and FCC Reform (Boston: The Progress & Freedom Foundation and Kluwer Academic Publishers, 2001).

[3] For the most recent edition, see Jeffrey A. Eisenach, Thomas M. Lenard and Stephen McGonegal, The Digital Economy Fact Book, Third Edition (Washington, DC: The Progress & Freedom Foundation, 2001).

2

broadband communications,4 the appropriate regulatory framework for interactive digital television services,5 the Commission’s role in evaluating mergers,6 the effects of “open-access” regulation on broadband services offered by cable television providers,7 and the appropriate ownership limits for cable television.8

     It is with particular reference to our recently submitted comments concerning cable ownership, attached hereto and incorporated by reference, that we provide these brief comments in the matter of the proposed merger between Echostar and DirecTV.

     Simply put, the proposed merger can be looked at one of two ways: Either it is a merger to monopoly in the market for satellite TV services, or it is a merger between two of many competitors in an increasingly dynamic and diverse market for the provision of electronic video programming and related digital communications services. We believe the merger should properly be viewed in the latter context and, when it is, that the potential benefits of the merger for consumers and competition far outweigh the potential costs.

     As we noted in our comments in the cable ownership proceeding, “An industry subject to rapid and unpredictable change, particularly one driven by technological innovation, is not one in which market structures and firm organizations should be dictated by overly restrictive rigid rules.”9 Citing then-Commissioner Powell, who stated in 1998 that “digital . . . convergence has blurred the line between all communications media,”10 we suggested that the market under consideration in that proceeding will, rather than the market for multichannel video services, “likely will come to be known simply as the digital multichannel world, a world in which video, voice, high-speed Internet access and data transfer increasingly will be bundled together and offered as a package.”11

[4] See Comments of the Progress & Freedom Foundation, Inquiry Concerning the Deployment of Advanced Telecommunications Capability to All Americans in a Reasonable and Timely Fashion, and Possible Steps to Accelerate Such Deployment Pursuant to Section 706 of the Telecommunications Act of 1996, CC Docket No. 98-146, September 14, 1998.

[5] See Comments of the Progress & Freedom Foundation, In the Matter of Inquiry Concerning High-Speed Access to the Internet Over Cable and Other Facilities, GN Docket No. 00-185, December 1, 2000.

[6] See Comments of the Progress & Freedom Foundation, In the Matter of GTE Corporation, Transferor and Bell Atlantic, Transferee For Consent to Transfer of Control, CC Docket No. 98-184, December 23, 1998. (Hereafter “Merger Comments.”)

[7] See Comments of the Progress & Freedom Foundation, In the Matter of Inquiry Concerning High-Speed Access to the Internet Over Cable and Other Facilities, GN Docket No. 00-185, December 1, 2000.

[8] See Comments of the Progress & Freedom Foundation, In the Matter of Implementation of Section 11 of the Cable Television Consumer Protection and Competition Act of 1992, CC Docket No. 98-82, January 4, 2002. (Hereafter “Cable Ownership Comments.”)

[9] Cable Ownership Comments at 9.

[10] Cable Ownership Comments at 14.

[11] Cable Ownership Comments at 7-8.

3

     Such dynamism simultaneously increases the probability that any given combination is motivated by efficiency concerns and decreases the probability that it can or will lead to the exercise of market power. With respect to the first point, changing market conditions naturally lead firms to reconfigure assets in order to better respond to marketplace demands and consumer needs — i.e. to enhance efficiency. At the same time, such dynamism makes it vastly more difficult for firms to acquire and maintain market power.

     Thus, we concluded, the Commission “must recognize that horizontal and vertical combinations . . . have an important role to play in enabling firms to achieve the economies of scale and scope necessary to build out and provide video and other services over competing platforms, whether they be cable, satellite, wireline, 3G wireless or whatever.”12

     We note that there appear to be a number of potential efficiencies resulting from the proposed merger, including the more efficient use of spectrum which would allow the combined firm to vastly increase the number of markets to which it could provide local programming. We would urge the Commission to give special attention, however, to the potential efficiency and pro-competitive effects of the proposed merger in the market for broadband Internet services, which currently are provided almost exclusively by cable companies, through cable modems, and telephone companies, primarily through DSL technology. As Chairman Powell recently said, widespread deployment of broadband is “the central communications policy objective today.”13

     Satellite-delivered broadband Internet services represent the most likely near-term prospect of providing the “third pipe” to homes and small businesses, and there is every reason to believe that the merged firms will have an enhanced ability and incentive to fulfill this promise, thereby contributing further to an already intense rivalry and reducing the probability that market power will develop in these markets. Equally important, perhaps, the merged firms will have a stronger capability to provide broadband services to rural and other underserved communities, which currently may have no high-speed access to the Web at all — and, in so doing, likely spawn

[12] Cable Ownership Comments at 16. The dynamic nature of the marketplace, especially as it relates to the market for broadband services, has been emphasized by the Foundation in numerous filings before the Commission. In December 1998, for example, we urged the Commission to give appropriate consideration to the efficiency effects of three mergers then pending before it, AT&T/TCI, Bell Atlantic/GTE and SBC/Ameritech. “As one examines the efficiency impacts of the three mergers now before the Commission,” we said then, “the pattern becomes clear. As suggested above, companies are scrambling to reconfigure assets, identify sources of needed expertise, acquire marketing skills and otherwise react to impact of technological and marketplace convergence in the telecommunications market generally and the broadband market in particular. Given the importance of the broadband marketplace to the national economy, the Commission should pay special in its analysis to the efficiency gains these mergers bring to that marketplace.” (Merger Comments at 7.)

[13] See,e.g., Michael Powell, “Digital Broadband Migration-Part II,” October 23, 2001.

4

competition for these customers as well. In both respects, the merger will further the Commission’s goal of providing for the “reasonable and timely” deployment of advanced telecommunications services to all Americans.

     In conclusion, and as discussed further in the attached comments submitted previously in the Cable Ownership proceeding, the Commission should examine this merger not in the context of an anachronistic framework that focuses on the market for cable television, but rather through a lens that focuses on what is, and what will soon be, the converged market for digital information services. When viewed through this lens, it is apparent that the pro-competitive, efficiency-enhancing effects of the proposed merger outweigh any possible anticompetitive effects, and that the merger should be permitted to proceed.

Respectfully,

Jeffrey A. Eisenach President The Progress & Freedom Foundation 1301 K St. NW, Suite 550E Washington, DC 20005 202-289-8928

Attachment

ii

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of	)
)
Implementation of Section 11 of the Cable	)
Television Consumer Protection and	)	CS Docket No. 98-82
Competition Act of 1992)
)
Implementation of Cable Act Reform Provisions	)
of the Telecommunications Act of 1996)		CS Docket No. 96-85
)
The Commission’s Cable Horizontal and	)
Vertical Ownership Limits and Attribution	)	MM Docket No. 92-264
Rules	)
)
Review of the Commission’s Regulations	)
Governing Attribution of Broadcast and	)	MM Docket No. 94-150
Cable/MDS Interests	)
)
Review of the Commission’s Regulations	)
and Policies Affecting Investment In the	)	MM Docket No. 92-51
Broadcast Industry	)
)
Reexamination of the Commission’s	)
Cross-Interest Policy	)	MM Docket No. 87-154

COMMENTS OF
THE PROGRESS & FREEDOM FOUNDATION

Jeffrey A. Eisenach, Ph.D. President

Randolph J. May Senior Fellow and Director of Communications Policy Studies

THE PROGRESS & FREEDOM FOUNDATION 1301 K Street N.W. Suite 550E Washington, D.C. 20005 (202) 289-8928 (202) 289-6079 Facsimile

January 4, 2002

TABLE OF CONTENTS

SUMMARY	iii
I. INTRODUCTION AND BACKGROUND	1
II. TAKING INTO ACCOUNT THE STATUTE, FIRST AMENDMENT PRINCIPLES, AND INDUSTRY MARKET CONDITIONS, THE COMMISSION SHOULD IMPOSE MINIMALLY RESTRICTIVE OWNERSHIP LIMITS	7
A THE STATUTORY MANDATE	8
B FIRST AMENDMENT PRINCIPLES AND THE COURT’S DECISION	10
C MVPD MARKET CONDITIONS	12
D FASHIONING MINIMALLY RESTRICTIVE LIMITS	17
III. CONCLUSION	19

ii

SUMMARY

     In and of itself, this proceeding concerns setting appropriate horizontal and vertical ownership limits for multiple system cable television operators. It is specifically occasioned by the D.C. Circuit’s holding in the Time Warner II case that the current limits promulgated by the Commission are unlawful. As the Commission considers its actions going forward in this proceeding, we urge the Commission to have firmly in mind the larger changes being wrought by the digital revolution, changes occurring not only in the video marketplace, but in all sectors of the communications industry.

     This larger context in which this proceeding should be viewed, of course, must include an appreciation of the First Amendment values impacted by the ownership limitations because, as the Court of Appeals emphasized in striking down the existing rules, the ownership limits directly restrict cable operators’ free speech rights. To comport with the First Amendment, the FCC must justify any limits it chooses “as not burdening substantially more speech than necessary” to effectuate the congressional objective of fostering diversity in the programming marketplace.

     Following the court’s remand, the Commission proposes in the Further Notice to reexamine the ownership limitations in accordance with the statutory mandate, First Amendment principles, and industry conditions in the multichannel video programming distributor (“MVPD”) marketplace. These comments discuss each of these considerations in concluding that the Commission should adopt the least regulatory alternatives possible.

     The Commission’s most recent Video Programming report, containing data now a year and a half old, found that while cable remained dominant in the MVPD marketplace, DBS grew much more rapidly. Overall, the Commission concluded, “competitive alternatives and consumer choices continue to develop.” Importantly, the Commission took note of the business and technological convergence taking place in the communications industry. It observed that “the most significant convergence of service offerings continues to be the pairing of Internet service with other service offerings” and “[t]here is evidence that a wide variety of companies throughout the communications industries are attempting to become providers of multiple services, including data access.”

     Under these circumstances, some form of the “threshold” or “safe harbor” approaches discussed in the Further Notice offer the best hope of satisfying the statutory requirements for limits without actually harming innovation and competition in the communications marketplace.

iii

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of	)
)
Implementation of Section 11 of the Cable	)
Television Consumer Protection and	)	CS Docket No. 98-82
Competition Act of 1992)
)
Implementation of Cable Act Reform Provisions	)
of the Telecommunications Act of 1996)		CS Docket No. 96-85
)
The Commission’s Cable Horizontal and	)
Vertical Ownership Limits and Attribution	)	MM Docket No. 92-264
Rules	)
)
Review of the Commission’s Regulations	)
Governing Attribution of Broadcast and	)	MM Docket No. 94-150
Cable/MDS Interests	)
)
Review of the Commission’s Regulations	)
and Policies Affecting Investment In the	)	MM Docket No. 92-51
Broadcast Industry	)
)
Reexamination of the Commission’s	)
Cross-Interest Policy	)	MM Docket No. 87-154

COMMENTS OF

THE PROGRESS & FREEDOM FOUNDATION

I. INTRODUCTION AND BACKGROUND

     The Progress & Freedom Foundation (“PFF” or “Foundation”), a private, nonprofit, non-partisan research institution established in 1993 to study the digital revolution and its implications for public policy, hereby submits these comments in response to the Further Notice of Proposed Rulemaking in this proceeding.14

[14] Implementation of Section 11 of the Cable Television Consumer Protection and Competition Act of 1992, FCC 01-263, CC Docket No. 98-82, October 12, 2001 (hereinafter sometimes “Further Notice” or “FNPRM”). The views contained in these comments are the views of the comments’ authors and do not necessarily reflect the views of the directors, officers, or staff of the Foundation.

4

     PFF’s research and analysis focuses heavily on issues related to the development of a competitive and less regulated communications marketplace, especially one that fosters the more rapid deployment of broadband digital communications and other new technologies. Our research has shown that what we refer to as the “digital revolution” has made possible new products and services delivered in a variety of new ways, reduced prices and costs, increased productivity and contributed dramatically to consumer choice and economic prosperity.15 PFF’s annual well-documented and oft-cited survey, “The Digital Economy Fact Book,” has chronicled the growth of the digital economy.16 Much of the Foundation’s work has focused specifically on communications policy.17

     In and of itself, of course, this proceeding concerns the Commission’s statutory obligation to set appropriate horizontal and vertical ownership limits for cable television system operators. And it is specifically occasioned by the D. C. Circuit’s decision holding that the Commission’s current ownership limits are unlawful and remanding to the agency for further proceedings.18 As the Commission recognizes, however, the issues involved can only be fully understood in the the larger context of the changes discussed below which are being wrought by the digital revolution not only in the multichannel video marketplace, but in all sectors of the communications industry. It is in this larger context, which includes an appreciation of the First Amendment values

[15] For citation to various authorities, see our comments and reply comments in the Commission’s most recent Section 706 Inquiry, CC Docket No. 98-146, filed on September 24 and October 5, 2001.

[16] For the most recent edition, see Jeffrey A. Eisenach, Thomas M. Lenard and Stephen McGonegal, The Digital Economy Fact Book, Third Edition (Washington, DC: The Progress & Freedom Foundation, 2001).

[17] See for example Jeffrey A. Eisenach and Randolph J. May, Eds., Communications Deregulation and FCC Reform (Boston: The Progress & Freedom Foundation and Kluwer Academic Publishers, 2001).

[18] Time Warner Entertainment Co., L.P. v. United States, 240 F. 3d 1126 (D.C. Cir. 2001). The rules that were invalidated bar a cable operator from having an attributable interest in more than 30% of the national subscribership

5

impacted by the Commission’s rules, that we urge the Commission to consider the specific ownership questions at issue in this proceeding.

     The Cable Television Consumer Protection and Competition Act of 1992 (“1992 Act”) directs the Commission to establish “reasonable limits” on the number of subscribers that may be reached through commonly owned cable systems and on the number of channels that can be occupied by the cable system’s owned or affiliated video programming.19 As the Commission states in the Further Notice, a principal objective of the 1992 Act was to prevent the then dominant cable medium “from stifling the video programming market, and further to encourage the development of, and competition within, the video programming market.”20

     Or, as the Commission sums up more specifically in explaining the congressional objectives in directing the agency to establish the horizontal and vertical ownership limits:

     First, Congress was concerned about concentration of the media in the hands of a few who could control the dissemination of information which would enable cable operators to impose their own biases upon the information they disseminate. Second, Congress was concerned that an increase in concentration and vertical integration in the cable industry could result in anticompetitive behavior by cable operators toward programming suppliers, as well as toward potential new entrants.21

     The Commission rules that were invalidated in implementing the congressional directive impose a 30% limit on the number of multichannel video subscribers that may to multichannel video programming (the “horizontal limit”) and from carrying attributable programming on more than 40% of the channels up to 75 channels of capacity.

[19] 47 U.S.C. § 533 (f)(1)(A) and (B). In these comments, when we refer to commonly owned systems we are including those systems “attributed” to an operator by virtue of the Commission’s attribution ownership rules.

[20] Further Notice, at para. 4.

[21] Further Notice, at para. 5.

6

be served by a multiple cable system operator (the “horizontal limit”)22 and a 40% limit on the channel capacity that an operator may use to carry attributable programming, with such limit applicable only up to 75 channels (the “vertical limit”).

     In reviewing the ownership rules, the Court of Appeals first pointed out that when cable operators select programming to make available to their subscribers, they are entitled to the protections of the First Amendment in exercising this editorial function. Quite simply, explained the court, “[t]he horizontal limit interferes with the [cable operators’] speech rights by restricting the number of viewers to whom they can speak” and “[the] vertical limit restricts their ability to exercise their editorial control over a portion of the content they transmit.”23 To comport with the First Amendment, the FCC must justify the limits it chooses “as not burdening substantially more speech than necessary” to effectuate the congressional objectives.24

     Having in mind the First Amendment considerations, the court determined that the Commission failed to justify the limits it had chosen. The 30% horizontal limit was derived by the Commission to effectuate its premise that a 40% “open field” is necessary to prevent anti-competitive action by an operator. The Commission’s reasoning went this way: A new programming network needs access to 40% of the

[22] For purposes of calculating the percentage, subscribers include not only users of cable systems but to all subscribers to what the Commission refers to as multichannel video programming distributors (“MVPDs”), such as direct broadcast satellite (“DBS”) and multichannel multipoint distribution services (“MMDS”). Thus, a multiple cable operator is able to serve a larger percentage of cable subscribers (now over 35%) if it serves them only on a cable platform.

[23] 240 F. 3d at 1129. In Time Warner Entertainment Co. v. United States, 211 F. 3d 1313 (D.C. Cir. 2000) (Time Warner I), the D.C. Circuit upheld against a facial First Amendment attack the 1992 Act provisions directing the Commission to establish ownership limits, but as the Time Warner II court put it, “constitutional authority to impose some limit is not authority to impose any limit imaginable.” 240 F. 3d at 1129-30.

[24] 240 F. 3d at 1130.

7

MVPD subscribers nationwide to be financially viable.25 A 30% limit would ensure the presence of at least four operators in the market and would prevent the two largest from controlling more than 60% of the market. Even if two operators colluded to deny access to a programming network, the network would still have access to 40% of the market, giving it a reasonable chance of financial viability.26 But the court found that, even assuming for the sake of argument that this 40% “open field” premise is correct, the Commission did not explain, among other things, why an ownership limit up to 60% would not be adequate to achieve the congressional objective.

     Similarly, the court determined that the Commission never explained adequately the basis for the 40% vertical integration limit. It didn’t explain why vertically integrated multiple operators have an incentive to reach carriage decisions beneficial to each other or what the probabilities are that firms would engage in reciprocal buying. “After all,” said the court, “the economy is filled with firms that, like the MSOs, display partial upstream vertical integration. If that phenomenon implies the sort of collusion the Commission infers, one would expect the Commission to be able to point to examples.”27 The Commission did not provide any examples, and, moreover, according to the court, “even if one accepts the proposition that an MSO could benefit from sharing the services of specific programmers, programming is not more attractive for

[25] The Commission’s 40% open filed premise was based on the surmise that a new programming network needs to reach approximately 20% of the 80 million of MVPD subscribers in order to succeed financially, and that a network has a 50% chance of obtaining subscribers that are not actively denied to it. So, the network needs to have access to at least 40% of all MVPD subscribers to ensure that it will reach the necessary 20% of viewers. Further Notice, at para. 52.

[26] Further Notice, at para. 46.

[27] 240 F. 3d at 1132.

8

this purpose merely because it originates with another MSO’s affiliate rather than with an independent.”28

     The court cited the Commission’s own orders for the propositions that vertically integrated multichannel distributors “evidently use loads of independent programming” and the proportion of vertically integrated channels of cable operators continue to decline.29  In short, the FCC failed to justify the vertical limit as not burdening substantially more speech than necessary.

     So now, in this proceeding, the Commission says that it is reexamining the ownership rules, “[i]n accordance with our statutory mandate, First Amendment principles, and the second Time Warner decision,” recognizing that “the subscriber ownership and channel occupancy limits that we implement must reflect the MVPD industry’s market conditions.”30

[28] 240 F. 3d at 1132.

[29] 240 F. 3d at 1139.

[30] Further Notice, at para. 7.

9

II. TAKING INTO ACCOUNT THE STATUTE, FIRST AMENDMENT PRINCIPLES, AND INDUSTRY
MARKET CONDITIONS, THE COMMISSION SHOULD IMPOSE MINIMALLY RESTRICTIVE CABLE
OWNERSHIP LIMITS

     Our purpose in submitting these comments is not to suggest specific new horizontal and vertical cable ownership limits in the remand proceeding. We do not envy the Commission the task that Congress has assigned it, particularly in a communications environment that is changing even more rapidly than Congress almost certainly envisioned when the 1992 Cable Act provisions were passed. The markers identified by the Commission—the statutory mandate, First Amendment principles, the court’s decision, and the MVPD industry’s market conditions—must indeed guide the agency’s decision.

     As discussed below, taken together, we think that these considerations point towards minimally restrictive ownership limits. Simply put, the remarkably dynamic nature of the communications marketplace makes it highly improbable that the harms Congress was concerned about when it passed the 1992 Act will come about regardless of the level of concentration among MSOs. This same dynamism substantially increases the potential harms to competition associated with overly restrictive regulation. In this context, it is important for the Commission to consider how the actions in takes in this proceeding may affect other issues it will shortly confront in the rapidly changing and converging multichannel “video” world31, or, what, more accurately, likely will come to be known simply as the digital multichannel world, a world in which video, voice, high-speed Internet access and data transfer increasingly will be

[31] For example, ownership restrictions obviously may have an impact on the Commission’s consideration of merger proposals, such as the AT&T Broadband/Comcast combination, EchoStar/Hughes, and others that may follow as the industry undergoes rapid technological and business change in anticipation of the coming competitive struggles among competing broadband platforms.

10

bundled together and offered as a package. Below we will discuss some of the points which warrant attention by the Commission under the decisional markers it has identified for this proceeding, and which generally will be relevant as well in considering related issues in the broader multichannel context.

     A. The Statutory Mandate

     While the explicit purpose of the 1992 Act’s ownership provision is to “enhance effective competition,”32 it is worth emphasizing that Congress clearly had in mind other considerations which demonstrate that it did not equate “enhancing competition” with merely counting competitors. Recall the congressional instructions that accompanied the directive to set “reasonable” ownership limits. The Commission is instructed by the statute to “account for any efficiencies and other benefits that might be gained through increased ownership or control.”33 And it is charged with not imposing limitations “which would bar cable operators from serving previously unserved rural areas” and “which would impair the development of diverse and high-quality video programming.”34

     Huge amounts of capital investment are necessary to upgrade cable systems to serve new geographic areas and, as importantly, to add digital bandwidth to new and existing systems so that an even wider array of programming may be offered. The cable industry claims that since the 1996 Act it has invested $50 billion to upgrade more than three-quarters of a million miles of plant with fiber optics.35 Obviously, larger systems may be able to achieve cost efficiencies through scale economies that are not realizable

[32] 47 U. S. C. § 533(f)(1).

[33] 47 U. S. C. § 533(f)(2)(D).

[34] 47 U. S. C. §§ 533(f)(2)(F) and (G).

[35] “We’re Making Broadband Happen,” Remarks of Robert Sachs, NCTA President and CEO, at Cable 2001, June 11, 2001. See also, Kagan World Media, Broadband Cable Financial Databook, 2001, indicating that by year-end 2001, the cable industry will have invested more than $55 million on plant upgrades, including over $14 billion in 2001.

11

by smaller systems, and they may be able to marshal the resources to make available more diverse programming and other communications offerings that smaller systems cannot.

     The president of the National Cable and Telecommunications Association recently stated that, with new digital channels, cable operators are “providing consumers with dozens of new digital video networks; movies on demand; interactive enhancements; high speed Internet; and cable telephony.”36 Certainly, Congress intended for the Commission to consider and give appropriate weight to the fact that overly strict ownership limitations may work against achievement of the goals of expanding cable’s reach and increasing the diversity of its programming.

     Finally, and importantly, Congress directed that, in conjunction with consideration of the other factors, the Commission’s ownership rules must “reflect the dynamic nature of the communications marketplace.”37 The significance of this direction, in light of the rapidity of marketplace changes presently occurring or on the near horizon, should not be minimized. Some of these changes are mentioned briefly in Section II C below.

     B. First Amendment Principles and the Court’s Decision

     In this remand proceeding the Commission should be especially mindful of the First Amendment values at stake. As the D. C. Circuit explained succinctly, the horizontal limit implicates free speech rights by limiting the number of viewers to whom a cable operator may speak, while the vertical limit restricts the cable system’s ability to

[36] Id.

[37] 47 U.S.C. § 533(f)(2)(E).

12

exercise editorial control over the content it carries.38 Obviously any limits impinge to some extent on cable’s First Amendment rights. But in an area in which the Commission has some discretion, the less restrictive the limits, the more the Commission honors the First Amendment values that should always be one of its paramount concerns.

     To the extent that the ownership limitations are intended to promote a competitive marketplace conducive to a diversity of viewpoints, the Commission is likely to find, in considering the First Amendment implications of its actions, that the balance has tilted considerably further in the direction of less restrictive limitations than those voided by the Time Warner court. Although clearly tending to call into question the proffered justification for the cable speech restrictions, we may even put aside for the moment the broad universe of non-cable programming outlets that mitigate against any concerns that there may be a lack of diverse video programming available to the public.

     Focusing on cable programming alone, the Commission acknowledges in the Further Notice that “it seems likely that cable system capacity will continue to increase, offering consumers an abundance of video programming choices and services.”39 And it points out that the number of programming networks more than doubled between 1994 and September 2001, from 106 to “approximately” (who knows the real number) 285.40 Moreover, the Commission finds that over this same period, “the percentage of programming networks that were affiliated with at least one cable MSO declined from 53 percent to about 25 percent, a decline of 53 percent.”41 Each of these trends documented by the Commission points in the direction of less restrictive ownership

[38] 240 F. 3d at 1129.

[39] Further Notice, at para. 79.

[40] Further Notice, at para. 79.

[41] Further Notice, at para. 79.

13

limitations than those struck down by the court if they are to comport with the First Amendment.

     In criticizing the Commission’s reasoning offered in support of the voided ownership limitations, the court reminded the Commission that “normally a company’s ability to exercise market power depends not only on its share of the market, but also on the elasticities of supply and demand, which in turn are determined by the availability of competition.”42 In the Further Notice the Commission takes note that court faulted the Commission for “mistakenly equating market share with market power,”43 and it recognized that a cable operator’s market power may well be eroded by the availability of alternative MVPD outlets, irrespective of cable’s present market share. This acknowledgement leads nicely to a discussion of MVPD market conditions.

     C. MVPD Market Conditions

     When Congress directed the Commission in the 1992 Cable Act to take into account “the dynamic nature of the communications marketplace,”44 presumably it had in mind that such dynamism—by its very nature creating unpredictability—would tend to support less, rather than more, restrictive ownership limitations. An industry subject to rapid and unpredictable change, particularly one driven by technological innovation, is not one in which market structures and firm organizations should be dictated by overly restrictive rigid rules.

[42] 230 F. 3d at 1134.

[43] Further Notice, at para. 49.

14

     The Commission’s most recently released Video Programming45 report, now a year old, contains all the facts and figures (which need not be repeated here) chronicling a changing marketplace. At the time the report was issued, cable retained, by far, the largest share of the MVPD market (80%), but the Commission found that non-cable alternatives, particularly DBS, grew much more rapidly.46 Significantly, the Commission concluded that “[o]verall, the Commission finds that competitive alternatives and consumer choices continue to develop.”47

     Also worthy of note, the Commission reported, even as of June 2000, that “[t]he most significant convergence of service offerings continues to be the pairing of Internet service with other service offerings.”48 According to the Commission, as cable companies continue to expand the broadband infrastructure that permits them to offer high speed Internet access, as well as telephony, “[t]here is evidence that a wide variety of companies throughout the communications industries are attempting to become providers of multiple services, including data access.”49 In this regard, the Commission pointed to the efforts of the DBS companies to bundle Internet access and interactive television services with video offerings.

     Finally, in addition to reporting on the status of more limited video alternatives such as services provided by wireless cable, SMATV systems, broadcast television, electric utilities, and the like, the Commission chronicled further growth in what it calls

[44] 47 U.S.C. § 533 (f)(2)(E).

[45] Annual Assessment of the Status of Competition in the Market for the Delivery of Video Programming, Seventh Annual Report, FCC 01-1, CS Docket No. 00-132, released January 8, 2001.

[46] The Commission reported that as of June 2000 a total of 84.4 million households subscribed to either a cable or non-cable MVPD. Cable subscribership was 67.7 million, with 17.7 million non-cable subscribers, of which DBS constituted almost 13 million. The DBS growth rate was reported to be approximately three times the cable growth rate. Seventh Annual Report, art paras. 6-8.

[47] Seventh Annual Report, at para. 5.

[48] Seventh Annual Report, at para. 11.

15

the “Internet video” market segment. While observing that “the medium is still not seen as a direct competitor to traditional video services,” it stated that the amount of real-time video available over the Internet “continues to become more widely available and the amount of content is increasing.”50

     The inclusion for the past several years of “Internet video” in the annual Video Programming report is simply one indication of how quickly the long-heralded world of “convergence” is coming about in a way that points towards the desirability for much less restrictive media ownership rules, including for cable, than those which traditionally have existed.51 This is not—and should not be—surprising, of course. Recall, for example, the remarks of then-Commissioner Powell back in 1998 in the context of arguing for the adoption by the Commission of a new First Amendment paradigm:

[T]he advances in technology have been astonishing since the time of Red Lion. Digital convergence...has blurred the line between all communications media. The TV will be a computer. A computer will be a TV. Cable companies will often phone service, and phone companies will offer video service. Digital convergence means sameness in distribution.[52]

     That was 1998. Now consider the state of affairs as we enter 2002. Confronting the realities of accelerating convergence as a marketplace and technological phenomenon, and the huge capital required to build out or expand advanced broadband platforms, firms are scrambling to figure out how to achieve the economies of scale

[49] Seventh Annual Report, at para. 11.

[50] Seventh Annual Report, at para. 14.

[51] Other regulations being reviewed by the Commission include: TV-newspaper cross-ownership rule (a company may not own a newspaper and television station in the same market); TV-cable cross-ownership rule (a company may not own a television station and cable system in the same market); TV ownership rule (prevents a company from owning television stations with a combined audience of more than 30% of U. S. homes); and TV duopoly rule (a company may not own two television stations in the same market). These rules have been subject to waiver grants along the way for various reasons, but, in the main, they have operated with the intended effect.

[52] Remarks by Michael Powell, “Willful Denial and First Amendment Jurisprudence,” before the Media Institute, April 22, 1998.

16

necessary to deliver the integrated packages of broadband video, telephony, and high speed access. They are betting on business models that say that consumers will demand such broadband packages in the future.

     Consider the EchoStar/Hughes merger proposal, and the AT&T Broadband/Comcast combination. Charlie Ergen, EchoStar’s CEO, has stated that the efficiencies realized by virtue of the EchoStar/Hughes merger will enable the combined company to offer many more new video channels, including local television channels in twice as many markets, new interactive services, as well as expediting the provision of high speed Internet access.53 EchoStar says that “by reducing wasteful redundancy,” the merger will constitute a “huge advance” in what it claims is its long-standing mission to compete with the cable companies.54

     As for the proposed AT&T Broadband/Comcast combination, the companies issued a statement contending that the new company would be better positioned to deliver Internet access, video on demand, and telephone services.55 Brian Roberts, Comcast’s president, stated that the merger “will enable us to accelerate the deployment of telephone services to many new markets” to better compete with the incumbent telephone companies.56

     Or, for that matter, speaking of convergence, consider Microsoft. Already by far the world’s dominant software provider, Microsoft is not only a major investor in cable

[53] Statement of Charlie Ergen, CEO, EchoStar, before the House Subcommittee on Telecommunications and the Internet, December 4, 2001.

[54] Id.

[55] See Christopher Stern, “Giant Cable Merger Planned,” Washington Post, December 20, 2001, at p. A1. On this point, see also Peter Pitsch and David Murray, “Are Telecom Mergers Anti-Competitive,” Future Insight 3.3 (The Progress & Freedom Foundation, June 1996). Based on an events analysis of three proposed cable-telco mergers in 1993, Pitsch and Murray find evidence that the mergers likely would have accelerated development of competition in the market for local telephony.

[56] Id.

17

companies (including the proposed Comcast/AT&T Broadband entity), but also is the second largest Internet access provider, and a participant in the interactive television, Internet TV, and set-top box segments. With its new XP platform, many anticipate that Microsoft will become a major player in the Internet voice telephony market.57 And don’t forget that the playing field includes companies such as AOL Time Warner, NewsCorp, Disney, Vivendi, WorldCom, the regional Bell Companies, and on and on, all scrambling to craft viable business models in the new digital broadband world of convergence.

     The point here is not to address the merits of the EchoStar/Hughes, AT&T/Comcast, Microsoft/???, or any particular merger proposal. Rather, it is to say that it would be unreasonable—and even capricious—for the Commission not to have in mind this competitive marketplace context in considering the new cable ownership rules. What the Commission justifiably wants to promote is an environment in which there are multiple platforms for delivering broadband services.58 To realize this goal, it must recognize that horizontal and vertical combinations, such as ones that may be facilitated by liberalized ownership rules, have an important role to play in enabling firms to achieve the economies of scale and scope necessary to build out and provide video and other services over competing platforms, whether they be cable, satellite, wireline, 3G wireless, or whatever.59

[57] See John Markoff, “Microsoft Is Ready To Supply A Phone In Every Computer,” New York Times, June 12, 2001 (“Microsoft is preparing to include both high-quality telephone and directory features in Windows XP...[a]nd that has some high-technology executives wondering whether the telephone companies are going to be the next target in Microsoft’s sights.”) See also Leslie Walker, “A Future According To Microsoft,” Washington Post, June 28, 2001, at p. E1; Lou Dolinar, “Microsoft Set To Release Its Newest Windows: XP,” Newsday, June 29, 2001, at p. A58.

[58] See, e.g., Michael Powell, “Digital Broadband Migration—Part II,” October 23, 2001 (“There should be multiple broadband platforms.”)

[59] With regard to the vertical limits, a recent scholarly empirical study of vertical integration in the cable industry should be of interest to the Commission. See Tasneem Chipty, Vertical Integration, Market Foreclosure, and Consumer Welfare in the Cable Television Industry, 91 American Economic Review 428 (June 2001). Taking into

18

     D. FASHIONING MINIMALLY RESTRICTIVE LIMITS

     What form should ownership limits — some form of which, whether desirable or not, apparently are necessitated by the 1992 Act — should the Commission adopt? To begin, it is instructive to consider what the Commission’s “Network Inquiry Special Staff” told the Commission in 1980. The Network Inquiry staff was charged with examining the ownership rules which applied to the then dominant players in the video marketplace, the three major television networks. Even as cable television was beginning to prosper from new satellite-delivered programming networks, the concern that had prompted the inquiry was the networks’ supposed programming dominance. But in language with an eerie ring to it, the Network Inquiry report stated:

[The Commission’s rules] frequently impose numerical limitations that have no apparent relationship to the distinct conditions of competition and diversity among the several services, and, in many markets, affected by these rules. Further, these rules impose disparate limits on the ownership of facilities which provide substantially similar services...As currently constructed, these rules often may serve only to impair the realization of efficiencies in the use of television outlets.[60]

     Two decades later, as the Commission reconsiders most of its ownership rules, including cable, the speed and unpredictability with which the marketplace is changing should cause the Commission to err on the side of giving the free marketplace more rather than less breathing space.

account the amount of programming offered, the author concludes that “consumers in unintegrated markets are certainly no better off than consumers in integrated markets, despite the tendency of integrated operators to exclude certain program services.” [p. 430]. In sum, “the analysis shows that the harmful effects of integration are offset by the efficiency-enhancing effects of integration; the evidence suggests that consumers in integrated markets are weakly better off, and statistically no worse off, than in consumers in unintegrated markets.” [p. 450].

[60] Network Inquiry Special Staff, Executive Summary, “New Television Networks: Entry, Jurisdiction, Ownership, and Regulation, October 1980, at p. 17.

19

     To achieve this end, the Commission should adopt some form of the “threshold” or “safe harbor” approach described in the Further Notice.61 Specifically, it should conclude that the presence of a single competing MVPD service is sufficient, given the dynamic nature of the marketplace, to provide an effective prophylaxis against the potential harms Congress envisioned from MSO concentration. At the same time, such a threshold would not preclude the Commission from continuing to gather evidence on the existence of market power in the multichannel video marketplace, and any resulting harm inflicted on consumers. Should compelling evidence of market power or consumer harm be found, the Commission would be in a far better position to fashion appropriate remedies than under the current circumstances — i.e. when neither market power nor consumer harm have been shown by any reasonable standard to exist.

[61] Further Notice at para. 60-73.

20

III. CONCLUSION

     For the all of the foregoing reasons, the Commission should revise its horizontal and vertical ownership rules so that they are substantially less restrictive than those which were invalidated by the Time Warner court.

Respectfully submitted,*

Jeffrey A. Eisenach, Ph.D. President

Randolph J. May Senior Fellow and Director of Communications Policy Studies

THE PROGRESS & FREEDOM FOUNDATION 1301 K Street, N.W. Suite 550 East Washington, D.C. 20005 (202) 289-8928 (202) 289-6079 (facsimile)

January 4, 2002

*	The research assistance of Rebecca Fuller, PFF Program Associate, is gratefully acknowledged.

21

[Letterhead of RFD TV]

February 25, 2001

The Honorable Michael Powell
Chairman
Federal Communications Commission
445 12th St. SW
Washington, DC 20554
Re:	EchoStar/Hughes Merger CS Docket 0 1-348

Dear Chairman Powell:

RFD-TV is the first 24-hour television network dedicated to serving the needs, and interests, of rural America. RFD Communications, Inc., is a nonprofit, 501(c) corporation that qualified under FCC guidelines to provide Public Interest programming. Launched in December/2000 from Dallas, Texas, rural TV programs are up-linked via KU-band satellite to all 50 states. RFD-TV occupies DISH Network’s channel 9409, and is provided free-of-charge to more than 6.4+ million households nationwide. We are pleased to write you to express our views in support of the EchoStar/Hughes merger.

A wide variety of educational and informational programming has been provided by RFD-TV over the past year, and features blocks from American Farm Bureau, FFA, 4-H, National Pork Council, National Cattlemen’s Beef Association, National Corn Growers, National Wheat Growers, American Soybean Association, National Dairy Board, Cotton Council, American Quarter Horse Association, American Sheep Industry, USDA, National Association of County Agricultural Agents, National Resources Conservation Service, Ag in the Classroom, Farm Safety 4 Just Kids, 27 State Farm Bureaus, 35 Land Grant Colleges and Agricultural Universities, among many other rural interests. Response from the audience and members of these organizations has been “off-the-charts”, with hundreds of thousands of e-mails and letters of support received to date by RFD-TV. Nearly all send one clear message – “It’s about time someone paid attention to rural America”.

It took 6 long years to launch RFD-TV. After growing up on the family farm and cattle feeding operation in Nebraska, I owned and operated one of the Midwest’s largest home-satellite dealerships that primarily focused its sales and service to rural homeowners, starting in 1986. Based on the experience gained from the combination of this unique background, and our daily interaction at RFD-TV with the realities and challenges of serving rural America via satellite, we believe the proposed merger is the best possible solution to finally provide 21st century communication services, including high-speed Internet, local broadcast stations, and “special interest” channels to rural America. We firmly believe that the benefits include the following:

1.	More Satellite Spectrum – Capacity has been the single, largest obstacle that has prevented the expansion of television and data services to serve more rural areas by the current DBS distributors. Current satellite spectrum is used primarily to serve 42 of the most populated metropolitan areas first. However, after completion of the proposed merger, the combined company will have the bandwidth to serve 100 markets, or over 85 percent of U.S. households, including at least one city in each state with their local news, weather and other community programming.

2.	Elimination of Duplicated Channels – Currently, there are 280 duplicated channels and services provided by DISH Network and DirecTV. With the implementation of must carry in January 2002, this number will explode to 500 of the same channels and services. This is a waste of the limited spectrum, and is clearly the roadblock that prevents the expansion of more carriage for rural markets.

3.	Nationwide Pricing – Although well-intentioned, the argument that rural America needs competing DBS services to insure lower prices does not “hold water” with long-proven market realities. The attractiveness of home-satellite TV systems has always been its lower monthly programming price vs. cable. To compete with cable, satellite will always have to continue to offer a lower monthly rate vs. those offered in the city. As in the past, the driving force behind future package prices for service will be determined by the cable industry, and not how many DBS distributors are available. To this end, the combined company has pledged to continue to offer a nationwide pricing structure so that the consumers in rural areas enjoy the benefits of competitive pricing occurring in the cities.

4.	Satellite-delivered Internet – Again, this is primarily a capacity issue. In order to serve millions of rural Americans without access to cable modem service or DSL, there must be the structure in place to support such potential volume. As with monthly television service, in order to compete with urban-based cable companies and other available options, the merged company will be better positioned to offer the same quality everywhere, all at competitively set, nationwide prices. This means that rural consumers purchasing Internet service via satellite will reap the benefits of price competition occurring in urban areas.

RFD still stands for Rural Free Delivery. Just as our forefathers revolutionized communication for rural America with the advent of mail delivery to “isolated” areas 105 years ago, this merger has this same potential impact to make “city” and “country” equal. Without a network of ponies and riders, there would have been no Pony Express. Without someone having the foresight to lay tracks across the most rugged terrain, there would have been no Iron Horse, and the West would not have opened to civilization. The merger of DISH Network & DirecTV has the potential to be that “Golden Spike”.

The April 12, 1993 cover story of TIME magazine featured articles on “Coming Soon to Your TV Screen – The Info Highway – Bringing a Revolution in Entertainment, News and Communication.” It is the firm belief of RFD-TV that this Information Superhighway must go down each and every country road. In order to finally make this a reality, it is clear that above all else, a pipeline must be in place to support the huge quantities of services and features that such an endeavor requires. Based on our feedback and analysis of all available options, this is best done, and rural America is best served, with the approved merger of EchoStar and Hughes.

The nonprofit status of RFD Communications, Inc., and RFD-TV’s track record of providing unbiased information, should exhibit that our only motivation for taking this position is motivated solely upon our desire to serve the best interests of rural America. Quite frankly, it is our experience from daily feedback that (a) rural Americans are not threatened by the proposed merger, and (b) they are adamant about receiving local stations, satellite-delivered Internet, and the expansion of “niche” services for their interests. The latter is long overdue.

After review of all of the facts, we at RFD-TV believe that the Federal Communications Commission will realize the many benefits of this merger to rural Americans and truly support rural America by approving the proposed merger of EchoStar and Hughes.

Sincerely,

/s/ Patrick Gottsch
Patrick Gottsch
President
RFD Communications, Inc.(RFD-TV)
4101 International Parkway
Carrollton, TX 75007
(972) 309-5800 (office)
(214) 755-1531 (mobile)
(402) 289-2085 (Nebraska office)

January 3, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554
Via facsimile: (202)-693-6763

Dear Chairman Powell:

     On behalf of the Small Business Survival Committee (SBSC), I am writing to urge you and the Federal Communications Commission (FCC) to fully support the proposed merger between Echostar and Hughes’ DIRECTV.

     The merger of these two leading DBS companies would mean enriched competition for cable companies in the Multi-Channel Video Programming Distribution (MVPD) market. More competition means better and more innovative offers for consumers and small businesses. In terms of offering competitive pricing and driving the rollout of advanced services, the EchoStar/DirecTV merger would do for the MVPD market what the Telecom Act of 1996 is still trying to do for the telecom market.

     In weighing the merits of the license transfers, please consider the potential public and economic benefits of this merger in several key areas:

•	Market Share: These two companies combined represent 15 percent of the total MVPD market, compared to the 80 percent held by a handful of cable companies.

•	Competitive Benefits: EchoStar and DirecTV are largely responsible for introducing competition to the cable industry. With the critical mass of financial assets and broadcast spectrum that the merger would produce, the new EchoStar would initiate a fresh level of satellite competition with cable, which has the potential to stabilize cable subscriber rates.

•	Digital Divide: Both companies have a long history of providing satellite video programming to rural areas, many of them not even served by cable companies. The new combined company would be ready to expand its offer to rural America with affordable, satellite-delivered high-speed Internet access, available anywhere in the nation for the same price.

•	Local Channel Coverage: With its added spectrum, the new EchoStar would be able to carry local channels in 100 markets, compared to the 40 markets where the two companies carry local channels today. In addition to fully meeting the FCC’s new must-carry rules, the new EchoStar’s increased local coverage would make it a much more effective competitor for the dominant cable companies.

•	Advanced Services: In addition to satellite delivered high-speed Internet access, the added spectrum made possible by the merger would allow EchoStar to offer consumers broader choices in pay-per-view and video-on-demand services. The post-merger company could also offer more HDTV channels than both companies can offer currently, thereby providing outlets for more high definition programming and encouraging the purchase of more HDTV equipment by consumers. The added spectrum would also support development of the interactive services long associated with the concept of the “Information Superhighway.”

     The benefits of this merger go well beyond the advanced/innovative services that small businesses need to keep their firms competitive and efficient. They extend to every American home. I respectfully urge you to support the merger and approve the required license transfers.

     Thank you for your consideration.

Sincerely,

Karen Kerrigan Chairman

Tavern League of Wisconsin

January 31, 2002

The Honorable Mark Green
U.S. House of Representatives
1218 Longworth Office Building
Washington, D.C. 20515

Dear Congressman Green:

I am contacting you on behalf of the Tavern League of Wisconsin to express our support for the merger being pursued by Direct TV and EchoStar.

The TLW believes the merger will benefit our members and customers by allowing competition between satellite and cable TV. Please consider our support for this merger as you address the issue in the coming weeks. Thank you very much for your consideration of our position.

Sincerely,

Jerry Hinderman, President

2817 Fish Hatchery Road	•	Madison, WI 53713-5005	•	608/270-8591	•	FAX 608/270-8595	•	800/445-922

BEFORE THE
FEDERAL COMMUNICATIONS COMMISSION

Washington, D.C. 20554

In re Consolidated Application Of	)
)
Echostar Communications Corporation,	)
General Motors Corporation,	)
Hughes Electronics Corporation,	)
)
Transferors, and	)	GN Docket No. 01-348
)
Echostar Communications Corporation,	)
)
Transferee,	)
)
For Authority to Transfer Control,	)

To the Cable Services Bureau:

COMMENTS OF THE
UNITED STATES INTERNET
INDUSTRY ASSOCIATION (“USIIA”)

David P. McClure
President & CEO
US Internet Industry Association
815 Connecticut Ave. NW, Suite 620
Washington, DC 20006
(703) 924-0006 Voice
(703) 924-4203 Fax
(703) 851-4784 Mobile
dmcclure@usiia.org
http://www.usiia.org

TABLE OF CONTENTS

SUMMARY	3
STATEMENT OF STANDING	3
STATEMENT OF FACTS	4
COMMENTS OF THE USIIA	4

1.	THE ISSUE IS CAPACITY, NOT COMPETITION

2.	POSITIVE EFFECTS ON DEPLOYMENT OF BROADBAND

3.	BENEFITS FOR INTERNET SERVICE PROVIDERS

2

SUMMARY OF FILING

     The US Internet Industry Association (“USIIA”), the leading national trade association of companies engaged in Internet commerce, content, and connectivity; submits on behalf of its members and the industry it serves these comments in response to the application for consolidated transfer of control from the transferors to the transferee, EchoStar Communications, Inc.

     USIIA believes that the transfer of control of the licenses and assets associated with the acquisition of Hughes Electronics Division of the General Motors Corporation will have a beneficial effect on the national capability to deliver broadband Internet services to rural America, and direct benefits to consumers and the Internet Service Providers who serve them.

     USIIA requests that the Federal Communications Commission act with all due speed to approve the application for consolidated transfer and approve the merger of these companies.

STATEMENT OF STANDING

     USIIA is a national trade association of competitive companies engaged in Internet commerce, content and connectivity. Its 300 members constitute a cross-section of the Internet industry, providing consensus on policy issues that breach the competitive interests of any single member or segment of the industry.

     USIIA members, through their annual dues and membership status, entrust the Association to represent their interests before regulatory and legislative bodies at the international, national and local levels. The Association’s positions on issues represent a consensus of the opinions of its

3

members, expressed through the USIIA Public Policy Committee, membership in which is open to all members in good standing; and through its Board of Directors, elected from among the membership. As the appointed representative of its members charged with advancing their economic interests and assisting in achieving and maintaining their legal and competitive parity, USIIA has standing to file these comments.

     USIIA has no financial interest in the outcome of the proceedings. The comments presented are based on a consensus of the best interests of the Internet industry and its members, and are not subject to change or withdrawal due to any contracts, agreements, competitive pressures, market valuations or corporate strategies.

STATEMENT OF FACTS AND BACKGROUND

     On October 28, 2001, General Motors and EchoStar Communications Corp. signed an agreement to merge the Hughes Electronics Corporation and its subsidiary companies with EchoStar.

     On November 1, 2001, FCC Chairman Michael K. Powell announced that W. Kenneth Ferree, chief of the Cable Services Bureau and future Media Bureau, will head the FCC delegation to the inter-agency team to review whether EchoStar Communications Corporation’s proposed acquisition of General Motors’ Hughes Electronics, which owns satellite television service DirecTV, is in the public interest.

4

     As a step toward this acquisition, the companies jointly petitioned the Federal Communications Commission on December 3, 2001, to approve the transfer of control of licenses and authorizations held by Hughes Electronics Corporation (“Hughes”) and its subsidiaries and affiliates and by EchoStar Communications Corporation (“ECC”) and its subsidiaries and affiliates to EchoStar Communications Corporation, a Delaware corporation.

     Hughes controls various space station, earth station, wireless and experimental licenses and Section 214 authorizations, including licenses and Section 214 authorizations held by PanAmSat Corporation and its wholly-owned subsidiaries. ECC controls various space station and earth station licenses, including licenses and authorizations held by EchoStar Satellite Corporation, EchoStar 110 Corporation, EchoStar North America Corporation and EchoStar VisionStar Corporation.

     These comments are filed in CC Docket 01-348 in order to address issues inherent in the merger review process that will have significant impact on the Internet industry.

COMMENTS OF THE USIIA

     The issue is capacity, not competition. The new merged Echostar Communications would participate in the multi-channel television industry and in the Broadband Internet industry, but would hold substantial market share in neither. The combined 14.9 million subscribers of the new entity would represent less than 15 percent of the current US multi-channel television industry, which has over 100 million subscribers and is growing rapidly due to the introduction of high-speed data and digital television services. Likewise, the estimated 116,000 Broadband

5

Internet subscribers to the satellite service would represent less than two percent of the total market for residential and broadband services as of 2002. Echostar would not be in a position to dominate either industry, or to act in ways detrimental to the interests of consumers without facing the loss of subscribers to other competitors.

     The issue is not whether the merged Echostar would stifle competition in the emerging markets for satellite distribution of television and Internet content. Rather, the question is whether any of the existing satellite companies in and of their own right will have the resources and capacity to offer consumers a choice in areas that can not otherwise be well or economically served by the cable or telephone industries. A combined satellite company has the best opportunity to provide competition to cable and other communications platforms. Without the ability to combine resources, it is unlikely that either company will in the foreseeable future have the capacity to provide service to these consumers.

     The merger will have positive effects on the deployment of Broadband Internet services. At present, the competitive landscape for Broadband Internet services is divided between the cable companies and the telephone companies, with cable holding a two-to-one lead for deployment at present, but with the telephone industry expected to catch up rapidly as technological issues are resolved with DSL or more advanced fiber-optic services.

     While both cable and DSL have strengths as a delivery mechanism for Broadband Internet, neither of these technologies are capable of easily or economically serving the extensive rural areas of the United States that together comprise more than 30 percent of the market for

6

Broadband. Telephone Broadband solutions are hampered by distance restrictions, and cable by the economics of delivery. Only wireless or satellite services have demonstrated the capability to deliver affordable, high-speed Internet access to the most remote rural areas, and only satellite has available sufficient spectrum bandwidth to achieve the goal of Broadband deployment nationwide in the immediate future.

     Satellite services offer an opportunity to effectively compete with cable and telephone Broadband solutions in urban regions, stimulating competition. And they offer the ability to curb the negative impacts of the Digital Divide by reaching into geographic regions that can not be easily or affordably served by other platforms.

     The merger represents a renewed Broadband opportunity for Internet Service Providers and their customers. The nation’s 4,000-plus Internet Service Providers find themselves in a difficult position as the nation moves toward Broadband. Current policy has virtually excluded them from participation in cable Internet, with the exception of a small handful of selected partners required under the merger conditions of AT&T/TCI and AOL/Time Warner.

     ISPs do have the ability to participate as active partners in the deployment of DSL, but this deployment has not been rapid or technologically easy to effect. Satellite services offer any ISP a low-cost alternative to deployment that also strengthens the customer relationship with rural customers and allows a reasonable return on investment. It affords a secondary channel for deployment that could be the difference between survival and extinction for service providers in this decade.

7

     The acquisition of Hughes Electronics by Echostar Communications will create a stronger, more capable satellite company that is better able to compete, will have the resources to expand products and services, will reach rural areas better than any other existing platform, and will offer expanded choices to Internet Service Providers and their customers.

     USIIA strongly recommends approval of the request for transfer of control.

Respectfully submitted,

David P. McClure President & CEO US Internet Industry Association

8

January 31, 2002

The Honorable Michael K. Powell
Chairman
Federal Communications Commission
445 12th Street, S.W.
Washington, D.C. 20554

Re: (Proceeding 01-348)

Dear Chairman Powell:

     I am writing on behalf of the United States Internet Council to request your quick review and approval of the pending satellite merger between EchoStar and DirecTV.

     More than five years, ago on October 28, 1996, the founding companies and state lawmakers who launched the United States Internet Council drafted a plank, of their Statement of Principles that applied to the future of broadband deployment. That plank reads:

     Growth. “The Internet’s continued expansion depends on further growth in its capacity. Public policies must be designed to foster the ongoing expansion of useful and affordable bandwidth, encourage the development of innovative technologies and promote broad access.”

     We believe that by allowing EchoStar and DirecTV to combine their limited spectrum resources, the new company will have twice the spectrum transmission capacity and the economies of scale to deploy next generation satellite based broadband and viably compete with cable and DSL for customers across the nation.

     For Americans in communities already served by DSL and cable broadband providers, the addition of satellite-delivered broadband services represents an enrichment of competitive choice. For rural residents who have no current access to broadband, the merged satellite company would provide national coverage and access to the digital future. Satellite delivery of broadband services is essential to the economic future of rural communities.

(continued on page 2)

Mark Q. Rhoads to Chairman Powell on January 31, 2002	Page 2

     The United States Internet Council understands that the development and deployment of broadband technologies will benefit the economy and provide new and exciting opportunities for all. Broadband Internet access can bring with it enormous benefits for education, health care, and entertainment — further expanding upon its impact.

     It is our strong belief that this satellite merger will inject competition among the differing technologies and encourage investments and jobs in the high-tech community.

     In view of its benefits to consumers and the high-tech community, I look on this merger favorably. It is my hope that the Federal Communications Commission will agree with the United States Internet Council that this merger is in the public interest and merits timely approval.

Sincerely yours,

Mark Q. Rhoads
Vice President

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

Merger Benefits

EchoStar Communications, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of the businesses of EchoStar and HUGHES. The companies’ two multi-channel television entertainment services, DIRECTV and DISH Network, today each transmit a total of more than 500 identical channels. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) capacity that will result from the elimination of this duplicative programming. Indeed, as a direct result of the completion of this merger, consumers across the contiguous United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and near CD-quality sound in every one of the 210 television markets across the country.

Local Channels, All Americans

Consumers want access to the local news, weather, and sports offered by their local TV stations. In more than three-quarters of the U.S. local television markets today, local television stations are not available through any satellite provider. The proposed merger of the businesses of HUGHES and EchoStar will change that.

Subsequent to the announcement of the merger agreement on October 28, 2001, DIRECTV and DISH Network engineers held a series of pre-merger transition meetings to analyze the technical and economic feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed February 25, 2002 with the Federal Communications Commission, EchoStar and HUGHES detailed a technically and commercially feasible plan to build, launch and operate a new spot-beam satellite. Combined with four existing and under construction EchoStar and DIRECTV spot-beam satellites and spectrum efficiencies achieved by combining frequencies from three of the companies’ orbital locations, the new satellite will allow the new company to broadcast local channels in all 210 Designated Market Areas in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. EchoStar has agreed that the new receiving equipment will be made available free of charge to all existing DIRECTV and DISH Network customers who may need it in order to receive their local channels.

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., one nation, one rate card, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout is expected to be completed as soon as 24 months thereafter.

Bridging the “Digital Divide”

The merged company also will potentially establish itself as a source of meaningful satellite-based broadband competition, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES potentially will be in a position to create a more robust satellite platform that will liberate these digital “have nots” by being able to serve every household in the country. Efficiencies from the combined companies will provide the subscriber base and financial means to move current satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. The benefits from this merger will allow all Americans to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

HOME

VOICE YOUR SUPPORT

SUPPORTERS

MERGER BENEFITS

BENEFITS BY STATE
(printable)

PRIVACY POLICY

CONTACT US

Benefits by State

Click on a state below to learn how the merger of EchoStar and HUGHES will benefit the residents of that state.

United States	Missouri*
Alabama*	Montana*
Alaska*	Nebraska*
Arizona*	Nevada
Arkansas*	New Hampshire*
California*	New Jersey*
Colorado*	New Mexico*
Connecticut	New York*
Delaware*	North Carolina*
District of Columbia*	North Dakota*
Florida*	Ohio*
Georgia*	Oklahoma
Hawaii	Oregon*
Idaho*	Pennsylvania*
Illinois*	Rhode Island
Indiana*	South Carolina*
Iowa*	South Dakota*
Kansas*	Tennessee*
Kentucky*	Texas*
Louisiana*	Utah*
Maine*	Vermont*
Maryland*	Virginia*
Massachusetts	Washington*
Michigan*	West Virginia*
Minnesota*	Wisconsin*
Mississippi*	Wyoming*

* Previously filed on Form 425 on February 27, 2002.

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL AMERICANS

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS COVERING THE COUNTRY.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical and economic feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

     ...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the country, including every household in every state. Efficiencies from the combined companies will provide the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all Americans to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

TOTAL TELEVISION VIEWING HOUSEHOLDS

•	In the pages that follow, you will see that the merger of HUGHES and EchoStar benefits consumers and serves the public interest.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87

CABLE FRANCHISE AREAS

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services throughout the country.

•	Over 104 million of the 107 million TV households are located in a cable franchise area.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; NIELSEN MEDIA RESEARCH, SEPT. 2001

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

•	Today only 69 million TV households, those within the 47 television markets served by DIRECTV and DISH Network, have a fully competitive multi-channel alternative to cable — with local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in those markets in which DIRECTV and DISH Network began delivering local channels.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

•	38 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country’s 210 local channel markets.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

•	DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market in the country, including Alaska and Hawaii.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

•	Implementation could begin immediately following merger approval and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all Americans.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and the combined EchoStar-HUGHES will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL DIVIDE

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 22, 87; THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

BROADBAND: THE DIGITAL “HAVES”

•	Approximately 67 million households have access to a terrestrial high-speed Internet service.

•	These represent the digital “haves” who are located primarily in the major metropolitan areas.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, P. 22; THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

•	40 million households, located primarily in rural areas, have no access to wired broadband services.

•	This map clearly shows the number of digital “have nots” — those households with no access to DSL or cable modem service.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, P. 22; THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE “DIGITAL DIVIDE”

•	The merger will bridge the “digital divide” by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable the offering of a high-speed Internet service that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in the country to a digital “have.”

15 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 22, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

16 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

17 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video and data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring to all Americans.

18 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND HUGHES, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Eliminates the “Digital Divide"

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

19 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

20 THE ECHOSTAR/HUGHES MERGER

* * *

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN CONNECTICUT

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

....CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Connecticut, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Connecticut to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

CONNECTICUT

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Connecticut.

•	About 1.1 million of the 1.2 million TV households in Connecticut subscribe to a cable service, which equates to about 88% of all Connecticut households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

CONNECTICUT

•	Unlike most states in the U.S., Connecticut has a competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in Connecticut where DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

•	But Connecticut is one of the few lucky states. 38 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country’s 210 local channel markets.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

•	DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market in the country, including Alaska and Hawaii.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

•	Implementation could begin immediately following merger approval and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all Americans.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

CONNECTICUT

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

CONNECTICUT

•	The merger will bridge the digital divide in Connecticut by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Connecticut and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Connecticut and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT
OF THE STATUS OF COMPETITION IN THE MARKET FOR
THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002,
PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

• Local Channels, All Americans • One Nation, One Rate Card • Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

****

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN HAWAII

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels. CONTINUED...

     ...CONTINUED

2 THE ECHOSTAR/HUGHES MERGER

...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Hawaii, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Hawaii to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

###

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

HAWAII

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Hawaii.

•	About .3 million of the .4 million TV households in Hawaii subscribe to a cable service, which equates to about 88% of all Hawaii households.

4	THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

HAWAII

•	Unlike most states in the U.S., Hawaii has a competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in Hawaii where DIRECTV and DISH Network began delivering local channels.

5	THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

•	But Hawaii is one of the few lucky states. 38 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country’s 210 local channel markets.

6	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

•	DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market in the country, including Alaska and Hawaii.

7	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•     The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•     The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•     The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

•	Implementation could begin immediately following merger approval and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all Americans.

9	THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

HAWAII

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11	THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

HAWAII

•	The merger will bridge the digital divide in Hawaii by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Hawaii and the country to a digital “have.”

12	THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14	THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Hawaii and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans
•	One Nation, One Rate Card
•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

* * * *

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN MASSACHUSETTS

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 4 MARKETS IN MASSACHUSETTS.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

...CONTINUED

2 THE ECHOSTAR/HUGHES MERGER

...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Massachusetts, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Massachusetts to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

MASSACHUSETTS

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Massachusetts.

•	About 1.9 million of the 2.3 million TV households in Massachusetts subscribe to a cable service, which equates to about 81% of all Massachusetts households.

4	THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

MASSACHUSETTS

•	In Massachusetts, only those DBS TV households within the Boston and Providence et al television markets have a fully competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the two markets in Massachusetts in which DIRECTV and DISH Network began delivering local channels.

5	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

MASSACHUSETTS

•	As shown by this map, Massachusetts TV households outside the Boston and Providence et al television markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 4 local channel markets in Massachusetts.

6	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

MASSACHUSETTS

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market across the country, including all 4 markets in Massachusetts.

7	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

MASSACHUSETTS

•	Implementation could begin immediately following merger approval, and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all 2.3 million TV households in Massachusetts.

9	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

MASSACHUSETTS

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11	THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

MASSACHUSETTS

•	The merger will bridge the digital divide in Massachusetts by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Massachusetts and the country to a digital “have.”

12	THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14	THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Massachusetts and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans
•	One Nation, One Rate Card
•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

* * * *

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN NEVADA

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 3 MARKETS IN NEVADA.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

...CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Nevada, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Nevada to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

NEVADA

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Nevada.

•	About .5 million of the .8 million TV households in Nevada subscribe to a cable service, which equates to about 70% of all Nevada households.

4	THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

NEVADA

•	In Nevada, only those DBS TV households within the Las Vegas and Salt Lake City television markets have a fully competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the two markets in Nevada in which DIRECTV and DISH Network began delivering local channels.

5	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

NEVADA

•	As shown by this map, Nevada TV households outside the Las Vegas and Salt Lake City television markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 3 local channel markets in Nevada.

6	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

NEVADA

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market across the country, including all 3 markets in Nevada.

7	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

NEVADA

•	Implementation could begin immediately following merger approval, and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all .8 million TV households in Nevada.

9	THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10	THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

NEVADA

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

NEVADA

•	The merger will bridge the digital divide in Nevada by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Nevada and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14	THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Connecticut and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans
•	One Nation, One Rate Card
•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

****

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN OKLAHOMA

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE AND SPECIFICALLY ALL 8 MARKETS IN OKLAHOMA.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

     ...CONTINUED

2 THE ECHOSTAR/HUGHES MERGER

....CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE card, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Oklahoma, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Oklahoma to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

OKLAHOMA

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Oklahoma.

•	About .8 million of the 1.3 million TV households in Oklahoma subscribe to a cable service, which equates to about 61% of all Oklahoma households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE: SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

OKLAHOMA

•	In Oklahoma, only those DBS TV households within the Oklahoma City television market have a fully competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in the one market in Oklahoma in which DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

OKLAHOMA

•	As shown by this map, Oklahoma TV households outside the Oklahoma City television market do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the 8 local channel markets in Oklahoma.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH, FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

OKLAHOMA

•	DIRECTV and DISH Network engineering teams have developed a system that is TECHNOLOGICALLY FEASIBLE and ECONOMICALLY VIABLE for the merged company to deliver full local broadcast service, in all 210 U.S. television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market across the country, including all 8 markets in Oklahoma.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

OKLAHOMA

•	Implementation could begin immediately following merger approval, and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all 1.3 million TV households in Oklahoma.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.
•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE: ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

OKLAHOMA

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

OKLAHOMA

•	The merger will bridge the digital divide in Oklahoma by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Oklahoma and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL
ASSESSMENT OF THE STATUS OF COMPETITION IN
THE MARKET FOR THE DELIVERY OF VIDEO
PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR
AND DIRECTV, JAN. 31, 2002; “REPORT ON CABLE
INDUSTRY PRICES,” FEDERAL COMMUNICATIONS
COMMISSION, FEB. 14, 2001, P. 9, AND DEC. 15, 1997,
P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•     The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•     The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•     The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•     The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Oklahoma and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT OF THE STATUS OF COMPETITION IN THE MARKET FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN. 14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans

•	One Nation, One Rate Card

•	Eliminates the “Digital Divide”

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

****

THE ECHOSTAR/HUGHES MERGER

LOCAL CHANNELS AND COMPETITIVE BROADBAND
FOR ALL CONSUMERS IN RHODE ISLAND

JULY 2002

THE BENEFITS OF THE ECHOSTAR/HUGHES MERGER

February 26, 2002

EchoStar Communications Corporation, Hughes Electronics and General Motors believe that consumers will reap tremendous benefits from the merger of EchoStar and HUGHES. The companies’ two services, DISH Network and DIRECTV®, today each transmit a total of MORE THAN 500 IDENTICAL CHANNELS. Consumers will benefit from the massive increase in Direct Broadcast Satellite (DBS) satellite capacity that will result from the elimination of this DUPLICATIVE PROGRAMMING. Indeed, as a direct result of the completion of this merger, consumers across the continental United States, Alaska and Hawaii will have access to local broadcast channels with digital-quality television picture and CD-quality sound IN EVERY ONE OF THE 210 TELEVISION MARKETS NATIONWIDE.

Subsequent to the announcement of the merger agreement on October 28, 2001, a series of pre-merger transition meetings between DISH Network and DIRECTV engineers have been held to analyze the technical feasibility of a “Local Channels, All Americans” plan by which the merged company could offer every U.S. consumer access to satellite-delivered local television signals. After an exhaustive examination of each company’s spectrum and satellite assets, the engineers determined that this plan could become a reality. In a satellite application filed yesterday with the Federal Communications Commission, EchoStar and HUGHES detailed a TECHNICALLY AND COMMERCIALLY FEASIBLE PLAN to build, launch and operate spot-beam spacecraft that will serve all 210 Designated Market Areas (“DMAs”) in the United States, including full compliance with must carry requirements.

New set-top boxes and satellite dishes will be deployed that will be capable of receiving satellite signals from multiple orbital positions. The new receiving equipment will be made available FREE OF CHARGE to all existing DIRECTV and DISH Network subscribers who may need it in order to receive their local channels.

CONTINUED...

2 THE ECHOSTAR/HUGHES MERGER

....CONTINUED

Consumers across the country will pay the same price for services delivered by the merged DBS service, i.e., ONE NATION, ONE RATE CARD, regardless of a subscriber’s location. Implementation of the plan will begin immediately upon regulatory approval of the merger, and the rollout can be completed as soon as 24 months thereafter.

The merged company also will establish itself as a source of meaningful satellite-based broadband competition to cable modem and DSL offerings, fulfilling the mission to provide affordable high-speed Internet access to all of America, including the most rural areas of the country. The “digital divide” in the United States is real: some 40 million households in the United States do not have access to high-speed Internet and data services, in large part due to the high cost of wiring homes for these services in less densely populated areas.

Combined, EchoStar and HUGHES will create a more robust satellite platform that will liberate these digital “have nots” by serving every household in the nation, including every household in Rhode Island, and will have the subscriber base and financial means to move current Ku-band satellite broadband offerings from their status as expensive “niche” services to a more competitive price point for consumers, and then ensure that next-generation Ka-band satellite broadband service becomes a reality for consumers everywhere in the United States.

The combined EchoStar-HUGHES will achieve a new level of vigorous competition to incumbent cable operators, and will not have anticompetitive effects in any market. As this booklet illustrates, the benefits from this merger will allow all consumers in Rhode Island to receive their full complement of local channels and national entertainment networks, as well as provide a new source of meaningful satellite-based broadband competition.

# # #

3 THE ECHOSTAR/HUGHES MERGER

CABLE FRANCHISE AREAS

RHODE ISLAND

•	Despite the rapid growth of DBS since 1994, cable television clearly remains the dominant provider of multi-channel pay TV services across Rhode Island.

•	About .3 million of the .4 million TV households in Rhode Island subscribe to a cable service, which equates to about 76% of all Rhode Island households.

4 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002

HOUSEHOLDS WITH ACCESS TO DBS WITH LOCAL CHANNELS

•	Unlike most states in the U.S., Rhode Island has a competitive multi-channel alternative to cable — WITH local channels.

•	Competitive alternatives to cable did not seriously take form until the launch of DIRECTV® in 1994, later joined by DISH Network in 1996.

•	DBS offered more channels and superior picture and sound quality compared to cable, with one notable exception: consumers were not able to receive their local channels via satellite.

•	In 1999, Congress changed the law, allowing satellite carriers to offer local channels. Only at this point did DBS become a viable competitive alternative to cable, at least in Rhode Island where DIRECTV and DISH Network began delivering local channels.

5 THE ECHOSTAR/HUGHES MERGER	SOURCE:	SKYRESEARCH, FEB. 2002; NIELSEN MEDIA RESEARCH,
SEPT. 2001; ECHOSTAR AND DIRECTV, JAN. 31, 2002

HOUSEHOLDS WITH NO COMPETITIVE ALTERNATIVE TODAY

•	But Rhode Island is one of the few lucky states. 38 million TV households are not served with local channels by DBS. Residents in these markets do not have a true competitive alternative to cable.

•	Customers who live in markets in which DBS does not provide local channels are forced to either pay additional subscription fees for a basic cable service to receive their local channels, or install an off-air roof-top antenna — and hope for good reception.

•	Neither DIRECTV nor DISH Network have sufficient spectrum, alone, to provide all local channels as well as the national pay cable networks to viewers in every one of the country’s 210 local channel markets.

6 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; SKYRESEARCH,
FEB. 2002; ECHOSTAR AND DIRECTV, JAN. 31, 2002

TV HOUSEHOLDS WITH COMPETITIVE ALTERNATIVE AFTER MERGER

•	DIRECTV and DISH Network engineering teams have developed a system that is technologically feasible and economically viable for the merged company to deliver full local broadcast service, in all 210 television markets, including full compliance with federal must carry provisions.

•	The merger of DIRECTV and DISH Network will enable a fully competitive cable alternative — DBS service with local channels — in EVERY television market in the country, including Alaska and Hawaii.

7 THE ECHOSTAR/HUGHES MERGER	SOURCE:	NIELSEN MEDIA RESEARCH, SEPT. 2001; ECHOSTAR, HUGHES, FEB. 2002

WITHOUT MERGER: INEFFICIENT SPECTRUM USE

•	The merger will end the inefficient use of spectrum by eliminating the need for each company to transmit more than 500 channels of duplicative programming.

•	The merger will combine each company’s spectrum and advanced satellite assets, making the plan technically achievable.

•	The merger will combine the companies’ subscriber bases, making service to smaller markets commercially feasible.

8 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

WITH MERGER: SPECTRUM EFFICIENCIES ACHIEVED

•	Implementation could begin immediately following merger approval and the rollout can be completed as soon as 24 months later, allowing delivery of local channels to all Americans.

9 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

NATIONAL PRICING

•	Consumers across the country will pay the same price for their DBS subscription services, regardless of where they reside. We are one nation, and we will offer one rate card.

•	For example: a resident of Milwaukee will pay the same fee for his or her local channel package as a customer in Cedarville, Ohio; a resident of Burlington, Vermont, will pay the same price for HBO as a customer in Salt Lake City; and a resident of Mountlake Terrace, Washington, will pay the same price for a basic 125-channel programming package as a customer in New York City.

10 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

BROADBAND: THE DIGITAL “HAVE NOTS”

RHODE ISLAND

•	Another benefit of the EchoStar and HUGHES merger comes in the form of competitively priced high-speed Internet access, and the end of the so-called “digital divide” that exists in the “wired” world today.

•	This map clearly shows the areas where households do not have access to DSL or cable modem service — the digital “have nots”.

•	The primary reason for this is simply the expense of rolling out “wired” technologies, such as DSL and cable modem service, to millions of homes, particularly to those beyond the boundaries of urban and suburban markets.

•	Both EchoStar and HUGHES believe many of the “have nots” would be interested in fairly-priced, bundled video and high-speed data services.

11 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

MERGER BRIDGES THE BROADBAND “DIGITAL DIVIDE”

RHODE ISLAND

•	The merger will bridge the digital divide in Rhode Island by providing consumers in every community with a competitively priced high-speed “broadband solution” available to them regardless of their location.

•	The efficiencies gained from the merged company’s combined customer base will enable a high-speed Internet service to be offered that is not only price-competitive with existing providers in urban settings, but also a tremendous benefit for rural customers for whom DSL and cable modem service are unlikely to be available for years to come, if ever.

•	The merger will provide the technical and economic infrastructure to convert every household in Rhode Island and the country to a digital “have.”

12 THE ECHOSTAR/HUGHES MERGER	SOURCE:	THE BUXTON COMPANY, “BROADBAND DEPLOYMENT,” JAN. 2002

ONE NATION, ONE DISH

•	Bringing all local channels and broadband service to all consumers’ homes is not a simple endeavor. However, the DIRECTV and DISH Network engineering teams have designed a system that enables the receipt of local channels, other entertainment services AND high-speed Internet access using one consumer-friendly mini-dish.

•	An 18 x 22-inch dish will enable the receipt of signals from the merged company’s three orbital slots.

•	New equipment will process signals from existing spacecraft as well as advanced satellites the merged company will launch to deliver the remaining local broadcast channels and high-speed Internet services to consumers in all states.

•	Equipment will be provided to existing DBS customers AT NO CHARGE — including free service call and installation — to receive their new local channels.

13 THE ECHOSTAR/HUGHES MERGER	SOURCE:	ECHOSTAR, HUGHES, FEB. 2002

CABLE INDUSTRY REMAINS DOMINANT MULTI-CHANNEL VIDEO PROVIDER

•	Eight years after the introduction of DBS services, 78% of multi-channel video subscribers still receive their programming from a franchised cable operator.

•	Cable operators’ market dominance has been strengthened by their upgrades to digital video and cable modem services.

•	The cable industry’s market dominance is further evidenced by its continual price increases to consumers: 37% on average since 1996.

•	The spectrum constraints which exist today will forever keep a separate DIRECTV and DISH Network at a competitive disadvantage to cable for those consumers who live in markets where local channels are not offered by DBS.

14 THE ECHOSTAR/HUGHES MERGER	SOURCE:	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT
OF THE STATUS OF COMPETITION IN THE MARKET FOR
THE DELIVERY OF VIDEO PROGRAMMING,” JAN.
14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV, JAN.
31, 2002; “REPORT ON CABLE INDUSTRY PRICES,” FEDERAL
COMMUNICATIONS COMMISSION, FEB. 14, 2001, P. 9, AND DEC.
15, 1997, P. 7

LOCAL CHANNELS AND BROADBAND FOR ALL AMERICANS

•	The merger of spectrum at the three orbital slots eliminates these disadvantages through the addition of an enhanced satellite infrastructure that will enable delivery of local channels in EVERY one of the 210 television markets across the country.

•	The merger of EchoStar and HUGHES ensures that prices for video AND data services will be the same throughout the country, whether the market is rural or urban/suburban: “one nation, one rate card.”

•	The merged company will bridge the “digital divide” by moving satellite high-speed Internet access from its current high-priced niche to being price-competitive with existing providers — a tremendous benefit for rural customers where DSL and cable modem service are unlikely to be available for years to come.

•	The EchoStar and HUGHES merger merits broad scale support for the clear and definitive benefits it will bring the residents of Connecticut and all Americans.

15 THE ECHOSTAR/HUGHES MERGER	FCC EIGHTH ANNUAL REPORT, “ANNUAL ASSESSMENT
OF THE STATUS OF COMPETITION IN THE MARKET
FOR THE DELIVERY OF VIDEO PROGRAMMING,” JAN.
14, 2002, PP. 11, 87; ECHOSTAR AND DIRECTV,
JAN. 31, 2002

THE ECHOSTAR/HUGHES MERGER

•	Local Channels, All Americans
•	One Nation, One Rate Card
•	Eliminates the “Digital Divide"

TRUE COMPETITION FOR 107 MILLION HOUSEHOLDS

16 THE ECHOSTAR/HUGHES MERGER

SEC LEGEND

In connection with the proposed transactions, General Motors Corporation (“GM”), HEC Holdings, Inc. (“Hughes Holdings”) and EchoStar Communications Corporation (“EchoStar”) have filed amended preliminary materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement of Hughes Holdings on Form S-4 that contains a consent solicitation statement/information statement/prospectus. These materials are not yet final and will be further amended. Holders of GM $1-2/3 and GM Class H common stock are urged to read the definitive versions of these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. The preliminary materials, the definitive versions of these materials and other relevant materials (when they become available), and any other documents filed by GM, Hughes Electronics Corporation (“Hughes”), Hughes Holdings or EchoStar with the SEC may be obtained for free at the SEC’s website, www.sec.gov, and GM stockholders will receive information at an appropriate time on how to obtain transaction-related documents for free from GM.

GM and its directors and executive officers, Hughes and certain of its officers, and EchoStar and certain of its executive officers may be deemed to be participants in GM’s solicitation of consents from the holders of GM $1-2/3 common stock and GM Class H common stock in connection with the proposed transactions. Information regarding the participants and their interests in the solicitation was filed pursuant to Rule 425 with the SEC by EchoStar on November 1, 2001 and by each of GM and Hughes on November 16, 2001. Investors may obtain additional information regarding the interests of the participants by reading the amended preliminary consent solicitation statement/information statement/prospectus filed with the SEC and the definitive consent solicitation statement/information statement/prospectus when it becomes available.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, EchoStar, Hughes, or a combined EchoStar and Hughes, to differ materially, many of which are beyond the control of EchoStar, Hughes, Hughes Holdings or GM include, but are not limited to, the following: (1) the businesses of EchoStar and Hughes may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected benefits and synergies from the combination may not be realized within the expected time frame or at all; (3) revenues following the transaction may be lower than expected; (4) operating costs, customer loss and business disruption including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; (5) generating the incremental growth in the subscriber base of the combined company may be more costly or difficult than expected; (6) the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; (7) the effects of legislative and regulatory changes; (8) an inability to obtain certain retransmission consents; (9) an inability to retain necessary authorizations from the FCC; (10) an increase in competition from cable as a result of digital cable or otherwise, direct broadcast satellite, other satellite system operators, and other providers of subscription television services; (11) the introduction of new technologies and competitors into the subscription television business; (12) changes in labor, programming, equipment and capital costs; (13) future acquisitions, strategic partnership and divestitures; (14) general business and economic conditions; and (15) other risks described from time to time in periodic reports filed by EchoStar, Hughes or GM with the Securities and Exchange Commission. You are urged to consider statements that include the words “may,” “will,” “would,” “could,” “should,” “believes,” “estimates,” “projects,” “potential,” “expects,” “plans,” “anticipates,” “intends,” “continues,” “forecast,” “designed,” “goal,” or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

17 THE ECHOSTAR/HUGHES MERGER

****

Privacy Policy

To protect your privacy, mergersupport.hughes.com follows the following principles for customer privacy and data protection:

— We will ask you when we need information that personally identifies you (personal information) This information will be used only to facilitate the transmittal of the letters you write on this website in support of the merger to the Federal Communications Commission (FCC) or members of Congress. We will not transfer your personal information to any third-party or use it for any other purpose.

— If you choose not to register or provide personal information, you will still be able to use most of mergersupport.hughes.com. but you will not be able to use this website to transmit letters in support of the merger to the FCC or members of Congress.

— To ensure that your personal information is correct and current, you may edit the personal information you have already given us.

Mergersupport.hughes.com has taken strong measures to protect the security of your personal information. We take strong precautions to protect your data from loss, misuse, unauthorized access or disclosure, alteration or destruction.

— “Cookies” are small files downloaded to your hard drive that enable your browser to save and recall information. Our use of “cookies” is limited to storing information you provide when filling out forms online. We keep this information in a “cookie” so that we can recognize your computer when you return to the site. Storing this information allows us to customize our site to your needs, and it means less typing for you, since we can automatically fill in forms with your previous submission. You can use this site with cookies turned off in your browser, but you may have to input your information frequently as you navigate the site.

— Minors: HUGHES does not knowingly attempt to collect personal information from children under the age of 13. Note that HUGHES cannot always determine that a user is a child.

— If for some reason you believe mergersupport.hughes.com has not adhered to these principles, please notify us by email at corpcomm@hughes.com, and we will do our best to determine and correct the problem promptly. Be certain the words Privacy Policy are in the Subject line.